Exhibit 99.1

CERTAIN IDENTIFIED CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN EXCLUDED BECAUSE THE INFORMATION IS BOTH (I) NOT MATERIAL AND (II) THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE AND CONFIDENTIAL.

EXECUTION VERSION

ROYALTY purchase agreement

-between-

TMCR USA Operations Inc.,

The Metals Royalty company inc.,

Ironclad Royalties, LLC,

-and-

MESABI INVESTMENTS (USA) LLC

MAY 6, 2026

TABLE OF CONTENTS

Article 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions	2
1.2	Certain Rules of Interpretation	10
1.3	Currency	11
1.4	Knowledge	11
1.5	Schedules	11

Article 2
PURCHASE AND SALE OF ASSETS

2.1	Purchase Price and Sale of the Royalty	12
2.2	Transaction Deposit	12
2.3	Closing	13
2.4	Allocations and Adjustments	13
2.5	Specified Royalty Measurement	13
2.6	Option to Purchase Additional Royalty	14

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendor	16
3.2	Representations and Warranties of the Purchaser	19
3.3	Representations and Warranties of the Purchaser Parent	20

Article 4
COVENANTS

4.1	Covenants of the Vendor	21
4.2	Mutual Covenants	22
4.3	Payment of Certain Taxes	23
4.4	Confidentiality	24
4.5	Right of First Offer	24
4.6	Exclusivity	25
4.7	Equity and Debt Financing	26
4.8	Property Access	26
4.9	Technical Matters	26

Article 5
CLOSING Deliveries

5.1	Deliveries of the Purchaser and Purchaser Parent on the Closing Date	27
5.2	Deliveries of the Vendor on the Closing Date	27
5.3	Deliveries of the Purchaser Parent on the Closing Date	28

Article 6
CONDITIONS OF CLOSING

- i -

6.1	Mutual Conditions	28
6.2	Conditions to the Obligations of the Purchaser	29
6.3	Conditions to the Obligations of the Vendor	29
6.4	Conditions to the Obligations of the Purchaser Parent	30
6.5	Termination	30

Article 7
SURVIVAL OF REPRESENTATIONS AND INDEMNIFICATION

7.1	Survival	31
7.2	Indemnity by the Vendor	31
7.3	Indemnity by the Purchaser	32
7.4	Claim Notice	32
7.5	Time Limits for Claim Notice for Breach of Representations and Warranties	32
7.6	Monetary Limitations	33
7.7	Agency for Non-Parties	34
7.8	Direct Claims	34
7.9	Third Party Claims	34
7.10	Interest on Losses	35
7.11	Cooperation	35

Article 8
MISCELLANEOUS

8.1	Public Documents	35
8.2	Further Assurances	36
8.3	Notices	36
8.4	No Partnership	37
8.5	Expenses	37
8.6	Governing Law and Dispute Resolution	37
8.7	Successors and Assigns	38
8.8	Third-Party Beneficiaries	38
8.9	Amendment	38
8.10	Entire Agreement	38
8.11	No Waiver	39
8.12	Time of Essence	39
8.13	Severability	39
8.14	Execution and Counterparts	39
8.15	Additional Purchased Royalty	39

- ii -

ROYALTY PURCHASE agreement

this agreement is dated effective May 6, 2026 (the “Effective Date”),

BETWEEN:

TMCR USA OPERATIONS INC.

(the “Purchaser”)

AND:

The metals royalty company inc.

(the “Purchaser Parent”)

AND:

IRONCLAD ROYALTIES, LLC

(the “Vendor”)

AND:

MESABI INVESTMENTS (USA) LLC

(“MIUSA”)

WHEREAS:

A.	The Vendor acquired the Existing Royalty pursuant to the Existing Royalty Agreement;

B.	The Vendor wishes to sell and assign to the Purchaser, and the Purchaser wishes to purchase from the Vendor, certain portions of the Vendor’s rights, title and interest in the Existing Royalty, all on and subject to the terms and conditions hereof, and all other portions of the Existing Royalty not expressly described as being conveyed to the Purchaser shall be fully retained by the Vendor; and

C.	The Parties wish to enter into this Agreement in order to set out the terms and conditions on which the Parties will complete and give effect to the foregoing transaction, including any other transactions required or contemplated thereby (collectively, the “Transaction”).

NOW THEREFORE this agreement witnesses that in consideration of the covenants, representations and warranties and mutual agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby agree as follows:

Article 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Additional Purchased Royalty” has the meaning set forth in Section 2.1(a);

(b)	“Additional Purchased Royalty Agreement” has the meaning set forth in Section 2.1(a);

(c)	“Affiliate” means a Person that directly or indirectly controls, is controlled by, or is under common control with another Person, and for the purpose of this Agreement, a Person (first person) is considered to control another Person (second person) if (i) the first person beneficially or actually owns such equity or securities such that it can directly or indirectly exercise control or direction over the second person, (ii) the second person is a partnership, other than a limited partnership, and the first person holds or controls more than 50% of the interests of the partnership directly or indirectly, (iii) the second person is a limited liability company and the first person is the managing member of such limited liability company, or (iv) the second person is a limited partnership and the general partner of the limited partnership is the first person;

(d)	“Agreement” means this royalty purchase agreement, including its Recitals and Schedules, as amended and supplemented;

(e)	“Alternative Transaction” means, other than the transactions contemplated by this Agreement, (i) any transfer, sale, disposition, Encumbrance, pledge or other arrangement having the same economic effect as the foregoing, direct or indirect, in a single transaction or a series of related transactions, of or involving the Purchased Royalty or (ii) any direct or indirect transaction that, if consummated, would result in a Change of Control, provided that, for greater certainty, any [***] Facility Document listed in Section 3.1(g) of the Vendor Disclosure Letter shall not be deemed an Encumbrance for the purpose of this definition of Alternative Transaction, if the [***] Mortgage when recorded does not encumber the Purchased Royalty;

(f)	“Applicable Law” means any (i) constitution, treaty, law, statute, regulation, by-law, code, ordinance, principle of common law or equity, order, directive, ruling, decision, arbitration award, judgment, decree, injunction, ordinance, writ, treaty, proclamation, convention, rule or requirement of, and the terms of any authorization issued by, any Governmental Authority having the force of law, (ii) any policy, practice, protocol, standard, guideline or other pronouncement of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law, and (iii) any interpretation of any Applicable Law (as defined in item (i) or (ii) above) by any Person having jurisdiction over it, or charged with its administration or interpretation;

(g)	“Asset Taxes” means ad valorem, property, severance, production, sales, use, excise or similar Taxes based upon the operation or ownership of the Purchased Royalty or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, (i) ad valorem, property, severance, production, sales, use, excise or similar Taxes imposed on the Vendor pursuant to Section 2.2(e) of the Existing Royalty Agreement and (ii) income, franchise and similar Taxes, Transfer Taxes and Excluded Taxes;

(h)	“Base Royalty Annual Volumes” has the meaning set forth in Section 2.5(a);

(i)	“Base Royalty Rate” has the meaning set forth in Section 2.5(a);

(j)	“Basket” has the meaning set forth in Section 7.6(c);

(k)	“Business Day” means any day other than a Saturday, Sunday or any statutory holiday in the city of Nashwauk, Minnesota, or New York, New York;

(l)	“Calendar Year” means a consecutive twelve-month period commencing on January 1 and ending on December 31 of the same year;

(m)	“Cap” has the meaning set forth in Section 7.6(c);

(n)	“Cash Consideration” has the meaning set forth in Section 2.1;

(o)	“Change of Control” means the failure at any time of (i) [***] directly or indirectly (A) to own, possess or control, directly or indirectly, equity interests representing [***] of the aggregate ordinary voting power represented by the issued and outstanding equity interests of [***] or the Vendor or [***]; or (B) to have an indirect or direct effective economic interest of [***]or the Vendor or [***] or (ii) [***] directly or indirectly (A) to own equity interests representing [***]of either the aggregate ordinary voting power and/or beneficial interest represented by the issued and outstanding equity interests of the Vendor or effective membership interests of [***]; or (B) to have an effective economic interest, directly or indirectly, of [***]ownership or control in the Vendor or membership interests of [***]. For the avoidance of doubt, no acquisition of equity interests in, or control of, [***], including by way of merger or consolidation, shall constitute a Change of Control;

(p)	“Claim Notice” has the meaning set forth in Section 7.4;

(q)	“Closing” means the closing to effectuate the contemplated sale and purchase of the Original Purchased Royalty in accordance with Article 2;

(r)	“Closing Date” means the date that is three (3) Business Days after the date that all the conditions of Closing under this Agreement have been satisfied or otherwise waived in writing by the applicable Party or such other date as the Parties may mutually agree upon in writing, provided that the Closing Date shall occur no later than the Outside Date;

(s)	“Confidential Information” means, in relation to a providing or producing Party (the “Discloser”):

(i)	all information, in whatever form communicated or maintained, that the Discloser discloses to or provides to, or that is gathered by inspection by a receiving or reviewing Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review, consideration or diligence of the Transaction, whether provided before or after the date of this Agreement, that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities; and

(ii)	all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any proprietary, sensitive, or other information which, if made public or shared with a competitor, could possibly create an advantage for such competitor, regardless of the identity of the Person preparing such materials or information;

but does not include any information that:

(iii)	is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(iv)	is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not, to the knowledge of the Recipient, prohibited from disclosing the information to the Recipient by a contractual, fiduciary or other legal confidentiality obligation to, the Discloser;

(v)	is independently developed by the Recipient without use of or reference to the Discloser’s Confidential Information; or

(vi)	was known by the Recipient prior to disclosure in connection with the Transaction and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient;

(t)	“Consent” means any approval, consent, authorization, notice, sanction, exemption, waiver, expiry of waiting period or acknowledgement that may be required from any Person (other than the Exchange or any Governmental Authority) pursuant to Applicable Law or the terms of any contract or otherwise in connection with the Transaction on the terms contemplated in this Agreement, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement;

(u)	“De Minimis Amount” has the meaning set forth in Section 7.6(c);

(v)	“Deposit Refund Condition” means: (i) a breach of the representations and warranties set out in Sections 3.1(c) (only in respect of the final sentence), 3.1(f), 3.1(g) or 3.1(h) that would cause the condition in Section 6.2(a) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5, provided that any willful breach shall be deemed to be incapable of being cured; or (ii) if the Vendor, MIUSA or their respective Representatives, as applicable breaches Sections 4.1(a)(ii), 4.1(a)(iii) or 4.1(a)(v) or Section 4.6 in any material respect, including by accepting or approving any Alternative Transaction that is not a Permitted Exception;

(w)	“Direct Claim” has the meaning set forth in Section 7.4;

(x)	“Effective Date” means the effective date of this Agreement, once executed, as is set out on page 1 hereof;

(y)	“Encumbrance” means any mortgage, charge, assignment, debenture, hypothec, deed of trust, pledge, security interest, lien, easement, right of way, right of reservation, royalty interest, and any other encumbrance or adverse claim of any nature and kind securing any debt, liability, performance or obligation of any Person, including any option (not including the ROFO), right or privilege capable of becoming any of the foregoing, in each case whether arising under Applicable Law or otherwise, and whether recorded or unrecorded, perfected or otherwise under Applicable Law, but does not include those certain encumbrances disclosed by the Vendor to the Purchaser in the Vendor Disclosure Letter;

(z)	“Equity and Debt Financing” means an equity and debt financing by the Purchaser Parent to fund the Cash Consideration, as more particularly described in the Purchaser Parent press release announcing the Tranaction;

(aa)	“Exchange” means the NASDAQ Stock Market;

(bb)	“Excluded Taxes” means, with respect to the Vendor or any other recipient of payment to be made by or on account of any obligation of the Purchaser hereunder, (i) Taxes imposed on the Vendor pursuant to Section 2.2(e) of the Existing Royalty Agreement; (ii) Taxes imposed on or measured by the such recipient’s net income (however denominated), franchise Taxes and branch profits Taxes, in each case: (a) imposed as a result of such recipient being organized under the Applicable Laws of, or having its principal office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (b) imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments, or engaged in any other transaction under this Agreement); (iii) all liabilities for Taxes of the Vendor (or any Affiliate) or relating to the Existing Royalty or Retained Royalty for any tax period prior to and including the Closing Date, regardless of whether such Taxes are payable on, prior to, or after the Closing Date, if applicable; and (iv) other Taxes of the Vendor (or an Affiliate thereof) arising directly and solely from conveyance of the Purchased Royalty under this Agreement that become a liability of the Purchaser under any common law doctrine of de facto merger or transferee or successor liability, whether by operation of contract, law or otherwise, in each case excluding, for the avoidance of doubt, Asset Taxes and Transfer Taxes;

(cc)	“Existing Purchase Agreement” means that certain Purchase and Sale Agreement between Mesabi Metallics Company LLC, Mesabi Land 1 LLC and Miranda Mineral Resources, LLC, as Seller/Assignor, and Ironclad Royalties, LLC, as Buyer/Assignee, dated July 8, 2025, and effective as of June 30, 2025;

(dd)	“Existing Royalty” means that certain undivided 4% (of 8/8ths) royalty interest held by Vendor and is more specifically identified and defined in the Existing Royalty Agreement;

(ee)	“Existing Royalty Agreement” means that certain Conveyance of Royalty Interests between Mesabi Metallics Company LLC, Mesabi Land 1 LLC and Miranda Mineral Resources, LLC, as Seller/Assignor, and Ironclad Royalties, LLC, as Buyer/Assignee, effective as of June 30, 2025;

(ff)	“Governmental Authority” means any federal, provincial, state, territorial, municipal, local, county or regional government or governmental or regulatory authority, domestic or foreign, including any political subdivision of any of the foregoing, any multi-national organization or body comprised of one of the foregoing, any agency, department, commission, board, bureau, court, tribunal or other authority thereof, or any quasigovernmental or private body exercising any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature;

(gg)	“Indemnified Party” means the Party or Parties that are entitled to indemnification pursuant to Article 7;

(hh)	“Indemnifying Party” means the Party or Parties that are obligated to indemnify any Indemnified Party pursuant to Article 7;

(ii)	“License” means any license, permit, convention, authorization, certificate, Consent, order, grant, right, notification, privilege, classification, registration, agreement, approval, award, determination, decision, decree or other evidence of authority issued or granted to, conferred upon, or otherwise created for, the applicable Party by any Governmental Authority;

(jj)	“Loss” means, whether or not involving a Third Party Claim, any and all actual, direct loss, including any liability, damages, cost, expense, charge, fine, penalty, assessment, including all reasonable and documented legal fees and expenses incurred in connection therewith, but excluding any consequential, indirect, punitive, special or exemplary damages, loss of profit or similar formulation;

(kk)	“[***]” means the written consent and approval of the Transaction of [***] pursuant to the [***] Loan Agreement, and executed release by [***] of any security interest it has been granted in the Purchased Royalty effective upon the Closing, including from those certain relevant collateral documents listed in Section 3.1(g) in the Vendor Disclosure Letter;

(ll)	“[***] Loan Agreement” means that certain Loan Agreement dated as of April 1, 2026, by and among [***] as borrower, [***] as guarantor, [***] as mandated lead arranger, and [***] as administrative agent;

(mm)	“[***] Mortgage” means that certain Mortgage, to be entered into by and among [***] in favor of [***] as collateral agent for the benefit of the Lenders (as defined in the [***] Loan Agreement), securing those certain obligations under the [***] Loan Agreement;

(nn)	“MT” means metric tons;

(oo)	“MTPA” means metric tons per annum;

(pp)	“Option” has the meaning set forth in Section 2.6;

(qq)	“Option Cash Consideration” has the meaning set forth in Section 2.6(c);

(rr)	“Option Closing” has the meaning set forth in Section 2.6(e);

(ss)	“Option Closing Date” has the meaning set forth in Section 2.6(e);

(tt)	“Option Exercise Notice” has the meaning set forth in Section 2.6(d);

(uu)	“Option Exercise Period” has the meaning set forth in Section 2.6(d);

(vv)	“Option Exercise Price” has the meaning set forth in Section 2.6(c);

(ww)	“Option Outside Date” has the meaning set forth in Section 2.6(e);

(xx)	“Option Royalty Interest” has the meaning set forth in Section 2.6;

(yy)	“Option Share Consideration” has the meaning set forth in Section 2.6(c);

(zz)	“Original Purchased Royalty” has the meaning set forth in Section 2.1(a);

(aaa)	“Outside Date” means May 31, 2026 or such other date as is expressly and subsequently agreed to between the Parties in writing, provided, however, that either the Purchaser or the Vendor shall have the right to request the other Party in writing to provide its consent, as applicable, in writing (not to be unreasonably withheld, conditioned or delayed) to extend the Outside Date for up to an additional 30 days (in 15-day increments) if any Regulatory Approval or Consent has not been obtained by May 31, 2026 (or any subsequent Outside Date, as applicable) and has not been denied by a non-appealable decision of a Governmental Authority, provided that if the only Consent remaining is the [***] Approval, the Parties will have one additional 15 day extension right, subject to the same notice requirements applicable to extension requests under this definition. As a condition precedent to any such extension request, the requesting Party shall have provided the other Party with a written notice at least five (5) days prior to May 31, 2026 (or any subsequent Outside Date, as applicable) identifying each Regulatory Approval or Consent that has not been obtained and the requesting Party’s good faith estimate of the timeline for obtaining the same. Such notice to the other Party shall be of no effect if it is given later than 5:00 p.m. (New York time) on the date that is less than (5) five days prior to May 31, 2026 (or any subsequent Outside Date, as applicable), provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain such Regulatory Approval or Consent is primarily the result of such Party’s failure to comply with its covenants herein;

(bbb)	“Overage Amount Produced” has the meaning set forth in Section 2.5(b);

(ccc)	“Overage Royalty Rate” has the meaning set forth in Section 2.5(b);

(ddd)	“Parties” means the Purchaser, the Purchaser Parent, MIUSA and the Vendor, collectively, and each of them is a “Party”;

(eee)	“Permitted Exception” means any transaction that (i) relates to a financing transaction undertaken by the Vendor for raising financing, including debt or debt-like instruments, internal corporate restructuring or creating a pledge over the Retained Royalty or pledging equity shares of the Vendor, and (ii) has no material impact on the Purchased Royalty and will not interfere with the consummation of the Transaction;

(fff)	“Person” means any individual, partnership, corporation (including a business trust), joint venture, limited liability company, association, trust, joint-stock company, unincorporated organization or other entity, or a Governmental Authority, and pronouns have a similarly extended meaning;

(ggg)	“Prime Rate” means the rate of interest per annum publicly announced from time to time by The Wall Street Journal as the “Prime Rate” in the United States (or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as mutually agreed by the Vendor and the Purchaser) or any similar release by the Federal Reserve Board (as mutually agreed by the Vendor and the Purchaser)); each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective;

(hhh)	“Proceeding” means any actual court, administrative, regulatory or similar proceeding (whether civil, commercial, administrative, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, inquiry, request for information, warrant, charge or claim by any Governmental Authority, or any similar matter or proceeding;

(iii)	“Property” means the DR Grade Iron Ore Pelletization plant and mine in Nashwauk Minnesota, including the real property and mineral leases, mining rights and permits, iron ore processing facilities and other infrastructure in Nashwauk, Minnesota;

(jjj)	“Purchase Price” has the meaning set forth in Section 2.1;

(kkk)	“Purchased Royalty” has the meaning set forth in Section 2.1(a);

(lll)	“Purchased Royalty Agreement” means the Conveyance of Royalty Interests, substantially in the form attached hereto as Schedule A;

(mmm)	“Purchaser” has the meaning set forth on the first page of this Agreement;

(nnn)	“Purchaser Indemnified Parties” means, collectively, the Purchaser and its Affiliates and directors, “Purchaser Indemnified Party” means any one of them;

(ooo)	“Purchaser Parent” has the meaning set forth on the first page of this Agreement;

(ppp)	“Regulation SK-1300” means Subpart 1300 of Regulation S-K of the United States Securities and Exchange Commission;

(qqq)	“Regulatory Approval” means any approval, consent, ruling, authorization, notice, sanction, order, exemption, permit, waiver, expiry of waiting period or acknowledgement that may be required from the Exchange or from any Governmental Authority pursuant to Applicable Law or under the terms of any License or the conditions of any order or otherwise in connection with the Transaction on the terms contemplated in this Agreement, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement;

(rrr)	“Representative” when used with respect to a Party or an Affiliate of a Party, means each director, officer, employee, partner, agent, consultant, adviser and other representative of such Party or such Affiliate;

(sss)	“Retained Royalty” means the totality of all other portions of the Existing Royalty that are not expressly identified or subject to the computation of the Purchased Royalty and includes the reduced portions of the computation of the Purchased Royalty following any Step Down Date. For the avoidance of doubt, the portions of the Purchased Royalty reduced following a Step Down Date shall be understood to not be a part of the conveyed Purchased Royalty;

(ttt)	“ROFO” means a right of first offer and shall have the further meaning set forth in Section 4.5(a);

(uuu)	“[***]” means, individually, or collectively (including any combination of the following Persons acting together), [***], and/or any Person who is related to [***]by blood and/or marriage;

(vvv)	“Share Consideration” has the meaning set forth in Section 2.1;

(www)	“Specified Royalty Payment Amount” means the maximum total royalty amounts owing to the Purchaser at such point in time;

(xxx)	“Step Down Date” related to the scheduled reduction in the Purchased Royalty and shall have the meaning more specifically set forth in Section 2.5(c);

(yyy)	“Straddle Period” means any Tax period beginning before and ending on or after the Closing Date;

(zzz)	“Subscription Agreement” means the subscription agreement between the Vendor and the Purchaser Parent in respect of the Share Consideration, substantially in the form attached hereto as Schedule C;

(aaaa)	“Taxes” means, with respect to any Person, all supranational, national, federal, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, license taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services taxes, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, whether computed on a separate or consolidated, unitary or combined basis, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person, and “Tax” means any one of such Taxes;

(bbbb)	“Technical Reports” means Regulation SK-1300 compliant technical reports in respect of the Property;

(cccc)	“Third Party Claim” has the meaning set forth in Section 7.4;

(dddd)	“Title Opinions” means satisfactory, in the discretion of the Purchaser, acting reasonably, customary title opinions in respect of the real property interests of the Property, which, unless otherwise agreed by the Purchaser, include current searches being dated no earlier than thirty (30) days before the Closing Date and can be relied upon by the Purchaser (including confirmation that the Purchased Royalty shall constitute an interest in real property that runs with the land under Applicable Law and the Purchaser shall be permitted under Applicable Law to record and/or register its interest in the Purchased Royalty on title to the Property);

(eeee)	“Total Base Royalty Annual Volumes” has the meaning set forth in Section 2.5(a);

(ffff)	“Transaction” has the meaning set forth in the Recitals;

(gggg)	“Transaction Deposit” means a $15,000,000 cash advance deposit, constituting a credit against the Cash Consideration due and owing at the Closing, and, if the Option is duly exercised, such original deposit shall also consitute a credit against the Option Cash Consideration due and owing at the Option Closing in accordance with Section 2.2(d);

(hhhh)	“Transfer Taxes” means any sales, use, transfer, stamp, documentary, registration, value-added and similar Taxes, and duties, levies, documentary, filing and recording fees, and similar governmental charges imposed upon, or with respect to, the Transaction and the filing and recording of the assignments, conveyances or other actions required to convey title to the Purchased Royalty, but excluding, for the avoidance of doubt, Excluded Taxes and Asset Taxes;

(iiii)	“Tripartite Agreement” means that certain Royalty Payment Direction Agreement, dated as of the date hereof, as may be amended, supplemented or otherwise modified from time to time, by and among the Vendor, the Purchaser and the other parties thereto, attached hereto as Schedule D;

(jjjj)	“Vendor” has the meaning set forth on the first page of this Agreement; and

(kkkk)	“Vendor Disclosure Letter” means the disclosure letter, attached hereto as Schedule E, dated as of the date of this Agreement and delivered by the Vendor to the Purchaser with this Agreement; and

(llll)	“Vendor Indemnified Parties” means, collectively, the Vendor and its Affiliates and directors, and “Vendor Indemnified Party” means any one of them.

1.2	Certain Rules of Interpretation

In this Agreement, the rules of interpretation set forth below shall apply.

(a)	Where the words “including” or “includes” are used in this Agreement, they mean “including without limitation” or “includes without limitation”, respectively.

(b)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(c)	References to “Article(s)”, “Section(s)”, “Subsection(s)” or “Schedule(s)” in this Agreement mean the specified Article(s), Section(s), Subsection(s) or Schedule(s) of this Agreement. The captions and headings of this Agreement are for convenience of reference only and do not affect, limit or amplify the provisions hereof.

(d)	Each of the Schedules attached to this Agreement is incorporated into this Agreement by reference.

(e)	A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(f)	Time is of the essence in the performance of the Parties’ respective obligations, including the payment of monies, contained in this Agreement.

1.3	Currency

Unless specifically noted otherwise, all references to monetary amounts in this Agreement mean United States dollars.

1.4	Knowledge

(a)	Any reference to “knowledge”, “awareness” or similar terms with respect to the Vendor and/or MIUSA shall mean to the actual knowledge of [***], [***] and [***].

(b)	Any reference to “knowledge”, “awareness” or similar terms of the Purchaser or the Purchaser Parent shall mean to the actual knowledge of Brian Paes-Braga and Don Sewell.

1.5	Schedules

The following schedules are attached to, and form an integral part of, this Agreement:

Schedule A – Purchased Royalty Agreement

Schedule B – Existing Royalty Agreement

Schedule C – Subscription Agreement

Schedule D – Tripartite Agreement

Schedule E – Vendor Disclosure Letter

Article 2
PURCHASE AND SALE OF ASSETS

2.1	Purchase Price and Sale of the Royalty

(a)	Subject to the terms and conditions set out in this Agreement, the Vendor hereby agrees to sell and assign that royalty interest at the rate computed and on the terms as set forth in Section 2.5 (the “Original Purchased Royalty”), and the Option (as defined below) to purchase an additional royalty interest at the rate computed on the terms as set forth in Section 2.6 (upon consummation of the sale of the Option, the “Additional Purchased Royalty” and together, the “Purchased Royalty”) to the Purchaser, free and clear of any Encumbrances, and the Purchaser hereby agrees to purchase and accept such assignment of the Purchased Royalty from the Vendor, and to assume and be responsible for the observance, performance and payment of all obligations and liabilities of the Vendor under the Existing Royalty Agreement in respect of the Purchased Royalty, as set out in the Purchased Royalty Agreement and any supplemental royalty agreement in connection with the Additional Purchased Royalty, substantially in the form of the Purchased Royalty Agreement (the “Additional Purchased Royalty Agreement”), on and after the Closing Date, in consideration for the Purchase Price, which shall be satisfied by (i) the Purchaser on the Closing Date in accordance with Section 5.1 of this Agreement and (ii) the Purchaser Parent in accordance with Section 5.3 of this Agreement.

(b)	The Parties covenant and agree to use commercially reasonable efforts to obtain as promptly as possible any and all Regulatory Approvals and Consents required for the completion of the Transaction, including to permit the assignment of the Original Purchased Royalty and the execution of the Purchased Royalty Agreement and, if applicable, the Additional Purchased Royalty and the Additional Purchased Royalty Agreement.

(c)	The Parties covenant and agree to use commercially reasonable efforts to provide any necessary powers of attorney and to negotiate any ancillary documentation related thereto (including without limitation, the assignment or conveyance agreements necessary to sell and assign legal and beneficial title to the Original Purchased Royalty and, if applicable, the Additional Purchased Royalty) as promptly as possible, and in any event, prior to the Outside Date with respect to the Original Purchased Royalty, and, upon the exercise of the Option, prior to the Option Outside Date with respect to the Additional Purchased Royalty.

(d)	The “Purchase Price” for the Original Purchased Royalty shall be $132,500,000, comprised of a $125,000,000 cash payment (the “Cash Consideration”) and the issuance of common shares in the capital of the Purchaser Parent, as directed by the Purchaser, pursuant to the Subscription Agreement, having an aggregate value of $7,500,000, provided that such shares shall be valued at a per-share valuation equivalent to the price of the Equity and Debt Financing (the “Share Consideration”).

2.2	Transaction Deposit

(a)	The Parties acknowledge that concurrent with the execution and delivery of this Agreement, the Purchaser has made the Transaction Deposit as an advance against the payment of the Cash Consideration, and such Transaction Deposit shall constitute a credit against the Purchase Price payable in accordance with Section 5.1 of this Agreement at Closing, and if the Option is duly exercised pursuant to Section 2.6 of this Agreement, such Transaction Deposit shall be deemed a credit against the Option Cash Consideration.

(b)	Unless the Deposit Refund Condition is met prior to either (i) the termination of this Agreement or (ii) the Closing Date if the Option has not been exercised, or if the Option has been exercised, then the Option Closing Date, whichever date occurs earlier, the Transaction Deposit is not refundable to the Purchaser upon the termination of this Agreement and shall be retained by the Vendor as liquidated damages and not a penalty to the extent permitted by Applicable Law. For the avoidance of doubt, unless the Deposit Refund Condition is met (i) prior to the Closing Date if the Option has not been exercised and if the Closing does not occur on or before the Outside Date, or (ii) if the Option has been exercised prior to the Option Closing Date and Closing has occurred and the Option Closing does not occur on or before the Option Outside Date, the Transaction Deposit shall be forfeited and retained by the Vendor.

(c)	If the Deposit Refund Condition is met prior to either the termination of this Agreement or the Closing Date, and unless otherwise agreed by the Purchaser, the Vendor shall, and MIUSA shall cause the Vendor to, repay the Transaction Deposit to the Purchaser by wire transfer, in accordance with the instructions provided to the Vendor by the Purchaser.

(d)	Notwithstanding subsections (a) through (c) above, if the Purchaser delivers a valid Option Exercise Notice, along with confirmation that the Option Cash Consideration is held in escrow, prior to the expiry of the Option Exercise Period, the Transaction Deposit shall not be adjusted against the Cash Consideration by the Vendor in connection with the Closing but shall instead be credited against the Option Cash Consideration due and owing by the Purchaser on the Option Closing Date. If the Option lapses without valid exercise, the Transaction Deposit would be fully applied against the Closing.

2.3	Closing

The Closing shall occur pursuant to Section 2.1 on the Closing Date. The Closing shall take place remotely, with documents exchanged via e-mail or otherwise decided by legal counsel for each Party at such time as shall be agreed to by the Parties on the Closing Date.

2.4	Allocations and Adjustments.

The Purchaser shall be entitled to all rights of ownership, including revenues, production, proceeds, income, accounts receivable, and products from or attributable to the Original Purchased Royalty from and after the Closing Date or, upon the consummation of the sale of the Additional Purchased Royalty, the Option Closing Date, and to all other income, proceeds, receipts, and credits Earned with respect to the Purchased Royalty on or after the Closing Date or, upon the consummation of the sale of the Additional Purchased Royalty, the Option Closing Date. The Vendor shall be entitled to all rights of ownership, including revenues, production, proceeds, income, accounts receivable, and products from or attributable to the Existing Royalty prior to the Closing Date, and to all other income, proceeds, receipts, and credits Earned with respect to the Existing Royalty prior to the Closing Date. “Earned” as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles (GAAP) standards.

2.5	Specified Royalty Measurement

The Purchaser and the Vendor hereby acknowledge and agree that the royalty interest purchased under this Agreement, shall be computed and on the terms as set forth in this Section 2.5 which are to be interpreted in a manner consistent with the Purchased Royalty Agreement and with the quarterly payment schedule set forth in both Section 2 and Schedule 2 of the Tripartite Agreement, and shall constitute and be no more than:

(a)	Base Royalty: A gross revenue royalty, payable on a quarterly basis in an amount equal to one percent (1.00% of 8/8ths) (in an amount not lower than at least $1.50 per MT) (the “Base Royalty Rate”) of the gross revenue from the annual produced amount of DR Grade Iron Ore Pellets from the Property, in a volume amount of up to but not to exceed 8.5 MTPA, for any Calendar Year (for each such year, the “Base Royalty Annual Volume” and the total volumes cumulatively for all Base Royalties, the “Total Base Royalty Volumes”), until the occurrence of the Step Down Date (as defined below).

(b)	Overage Royalty Amount: Upon the date in which the annual production of DR Grade Iron Ore Pellets from the Property is greater than a volume amount 8.5 MTPA in any such Calendar Year (such greater amount in that Calendar Year, the “Overage Amount Produced”), then the gross revenue royalty payable on a quarterly basis, on only the gross revenue from the Overage Amount Produced for such Calendar Year shall be in the amount of one quarter of one-percent (0.25% of 8/8ths) (or not less than $0.375 per MT of such Overage Amount Produced) (the “Overage Royalty Rate”) until the occurrence of the Step Down Date (as defined below).

(c)	Step Down Date: On the date that the Total Base Royalty Volumes equals 170 million MT (the “Step Down Date”), and for all production thereafter, the Base Royalty Rate shall be reduced to an amount equal to one quarter of one-percent (0.25% of 8/8ths) (or at least $0.375 per MT) of gross revenue and once the 8.5 MPTA is produced for that Calendar Year, the Overage Royalty Rate, shall be reduced in an amount equal to one sixteenth of one-percent (0.0625%) (or not less than $0.09375 per MT of such Overage Amount Produced) of gross revenue.

(d)	For the avoidance of doubt, it is acknowledged and agreed that any annual production volumes in an amount greater than 8.5 MTPA of DR Grade Iron Ore Pellets at the Property for a Calendar Year, will not be eligible to count towards the Base Royalty Annual Volumes nor be eligible for royalty payments at the Base Royalty Rate and such amounts shall only be paid at the Overage Royalty Rate.

(e)	Further, the Purchaser hereby agrees, that upon the request of the Vendor on or after the occurrence of the Step Down Date, to promptly deliver any requested documentation to evidence the step down in royalty rates described under this Section 2.5, including any documentation requested to be notarized and recorded in the real property records of Itasca County, Minnesota, related to the step down of the royalties described herein.

2.6	Option to Purchase Additional Royalty

(a)	Subject to the terms and conditions of this Section 2.6, the Vendor hereby grants to the Purchaser an option (the “Option”) to purchase an additional one percent (1.00% of 8/8ths) gross revenue royalty from the annual produced amount of DR Grade Iron Ore Pellets from the Property (the “Option Royalty Interest”), from the Retained Royalty after the Closing Date, for the Option Exercise Price (as defined below), exercisable only during the Option Exercise Period (as defined below) and in accordance with this Section 2.6.

(b)	Option Royalty Interest

The Option Royalty Interest shall be computed on the following terms, which are substantially similar to those set forth in the Purchased Royalty Agreement but shall be computed accordingly for the Option Royalty Interest:

(i) Base Rate: Payable on a quarterly basis, 1.00% (of 8/8ths) gross revenue royalty from the on annual production of DR Grade Iron Ore Pellets from the Property in a volume of up to but not to exceed 8.5 MTPA in any Calendar Year (in an amount not lower than at least $1.50 per MT);

(ii) Overage Rate (above 8.5 MTPA): Upon the date on which the Overage Amount has been produced, then a royalty amount of 0.25% (of 8/8ths) on the gross revenue on production exceeding 8.5 MTPA in any Calendar Year (or not less than $0.375 per MT of such Overage Amount Produced), until the occurrence of the Option Step Down Date (as defined below); and

(iii) Step Down: On the Step Down Date, and for all production thereafter: (A) the rate set forth in Section 2.6(b)(i) above shall be reduced to 0.25% (of 8/8ths) (or at least $0.375 per MT); and (B) the rate set forth in Section 2.6(b)(ii) above shall be reduced to 0.0625% (of 8/8ths) (or not less than $0.09375 per MT of such Overage Amount Produced). For the avoidance of doubt, production volumes in excess of 8.5 MTPA in any Calendar Year shall not be eligible to count towards the volumes applicable to the rate set forth in Section 2.6(b)(i) above for the Option Royalty Interest and shall be payable only at the applicable rate set forth in Section 2.6(b)(ii) above.

(c)	Option Exercise Price

The aggregate consideration payable by the Purchaser for the Option Royalty Interest (the “Option Exercise Price”) shall be: (i) $125,000,000 in cash (the “Option Cash Consideration”), less a credit of $15,000,000 in respect of the Transaction Deposit rolled over pursuant to Section 2.2(d), resulting in a net cash payment of $110,000,000 due and owing at the Option Closing (as defined below); plus (ii) the issuance of common shares in the capital of the Purchaser Parent, as directed by the Purchaser, pursuant to a supplemental subscription agreement on terms substantially similar to the Subscription Agreement and to be entered into by and between the Vendor and the Purchaser Parent, having an aggregate value of $7,500,000, valued at the same per-share price as the Share Consideration (the “Option Share Consideration”).

(d)	Option Exercise Period

The Purchaser may exercise the Option by delivering a written notice of exercise to the Vendor (the “Option Exercise Notice”) prior to the Closing Date (the “Option Exercise Period”). The Option Exercise Notice shall (i) include a certificate by the Vendor certifying compliance with all terms required under this Section 2.6 to exercise such Option, including confirmation that the Option Cash Consideration is held in escrow subject to the Option Closing and (ii) confirm the Purchaser’s election to exercise the Option and to acquire the Additional Purchased Royalty, subject to the satisfaction of each condition in this Section 2.6, or the waiver thereof by the Vendor in its sole discretion, on or before the Option Outside Date.

(e)	Closing under the Option

If the Option is duly exercised pursuant to Section 2.6(d) of this Agreement, the closing of the purchase and sale of the Option Royalty Interest (the “Option Closing”) shall take place on a date to be mutually agreed by the Parties in writing (the “Option Closing Date”), provided such date shall be no later than forty-five (45) calendar days following the Closing Date (the “Option Outside Date”). The closing mechanics, deliverables and conditions set out in Article 5 and Article 6 of this Agreement shall apply mutatis mutandis to the Option Closing, and the Purchaser shall pay the Option Exercise Price (net of the Transaction Deposit set out in Section 2.2(d)) at the Option Closing. For greater certainty, if the Closing does not occur, an Option Exercise Notice shall be of no force and effect.

(f)	Lapse of Option

If: (i) the Purchaser fails to deliver the Option Exercise Notice prior to the expiry of the Option Exercise Period; or (ii) the Option is exercised but the Option Closing does not occur on or before the Option Outside Date for any reason other than the default of the Vendor pursuant to Section 3.1(c) (only in respect of the final sentence), 3.1(f), 3.1(g) or 3.1(h), the Option shall automatically and irrevocably lapse and terminate without further action by any Party and, in occurrences of either case (i) or (ii), the Option Exercise Notice shall be of no force and effect. Upon such lapse: (A) the Vendor shall retain the Option Royalty Interest free and clear of any obligation to the Purchaser arising from this Section 2.6 or otherwise; (B) this Agreement shall remain in full force and effect solely with respect to the relevant terms of the Purchased Royalty Agreement; and (C) unless a Deposit Refund Condition has occurred prior to the Option Closing Date, the Transaction Deposit shall be considered forfeited by the Purchaser and retained by the Vendor as liquidated damages, and therefore no refund of the Transaction Deposit shall be owed to the Purchaser by reason of the lapse or termination of the Option. If a Deposit Refund Condition occurs after Closing and prior to the Option Closing Date, Section 2.2(c) shall apply, mutatis mutandis

(g)	Representations, Warranties and Covenants

Each Party agrees that the representations and warranties set out in Article 3 and the covenants set out in Article 4 of this Agreement shall apply mutatis mutandis to the Option Royalty Interest and the transactions contemplated by this Section 2.6 as if references therein to the “Purchased Royalty” and the “Closing” were references to the Option Royalty Interest and the Option Closing, respectively.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendor

The Vendor hereby represents and warrants to the Purchaser and the Purchaser Parent as follows, and acknowledges that the Purchaser and the Purchaser Parent are relying upon the accuracy of these representations and warranties in connection with the entering into of this Agreement and the completion of the Transaction:

(a)	Organization and Good Standing. The Vendor is validly organized, existing and in good standing under the laws of its jurisdiction of formation and no Proceedings are pending for, and it is unaware of any basis for the institution of any Proceedings leading to, its termination, dissolution or winding-up, as applicable, or placing it in bankruptcy or subjecting it to any other Applicable Laws governing the affairs of insolvent entities.

(b)	Authority and Binding Obligation. The Vendor has all necessary limited liability company power and authority to enter into this Agreement, the Purchased Royalty Agreement, the Tripartite Agreement and any agreement or instrument referred to or contemplated herein or therein to which the Vendor is party thereto and complete the Transaction and to perform all of its obligations under this Agreement. The Vendor has taken all necessary actions to approve or authorize, the entering into of, and the execution, delivery and performance of its obligations under this Agreement. This Agreement, upon execution and delivery by Vendor, has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(c)	No Violation. The authorization, execution and delivery by the Vendor of this Agreement and, at Closing, of the Purchased Royalty Agreement and the Tripartite Agreement, and the performance by the Vendor of its obligations under this Agreement, does not and will not result in a known violation, conflict or breach of, or constitute a default under: (i) any term or provision of its charter, formation or organizational documents; (ii) the terms of the Existing Royalty Agreement (including the terms of the Existing Royalty thereunder); or (iii) any Applicable Laws. To the Vendor’s knowledge, after due inquiry, no order, decision or ruling of any Governmental Authority has been made against it, and to the Vendor’s knowledge, no action or Proceeding is pending or threatened in writing, which could result in an order, decision or ruling against it, to disallow, enjoin, prohibit or impose any limitations or conditions on the sale of the Purchased Royalty contemplated hereby.

(d)	Consents and Approvals. Except as contemplated in Section 6.1(c), no Consent or Regulatory Approval is required by the Parties in connection with: (i) the execution and delivery by it of this Agreement or any agreement or instrument referred to or contemplated by this Agreement; or (ii) the observance and performance by it of its obligations under this Agreement or any agreement or instrument referred to or contemplated by this Agreement, including the assignment or conveyance of the Purchased Royalty and the execution and delivery of the Purchased Royalty Agreement.

(e)	Enforceability. This Agreement has been, and on Closing the Purchased Royalty Agreement will be, duly executed and delivered by the Vendor and this Agreement constitutes, and the Purchased Royalty Agreement will on Closing constitute, a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.

(f)	Good Standing of Royalty Agreement. The Vendor is not in default, nor has it received notice of any default of any of the terms of the Existing Royalty Agreement, including the terms thereunder in respect of or impacting the Existing Royalty. The Existing Royalty Agreement provided to the Purchaser is a true, complete and accurate copy, unamended as of the date hereof. The Vendor is not aware of any default of any of the provisions of the Existing Royalty Agreement.

(g)	Ownership and Encumbrances. The Vendor owns its right, title and interest in the Existing Royalty free and clear of all Encumbrances other than as disclosed by the Vendor to the Purchaser in the Vendor Disclosure Letter, and, notwithstanding the foregoing, the Purchased Royalty to be sold, assigned and conveyed to the Purchaser hereunder shall be sold, assigned and conveyed by the Vendor to the Purchaser free and clear of all Encumbrances.

(h)	No Option. Other than as disclosed by the Vendor to the Purchaser in the Vendor Disclosure Letter, and with the exception (and subject to) the ROFO, no Person other than the Purchaser has any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of any interest in the Purchased Royalty. Following Closing, to the knowledge of the Vendor, no Person other than the Purchaser (or any Person the Purchaser may enter into a transaction with that is not the Vendor) will have any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of any interest in the Purchased Royalty or the Purchaser’s interest under the Purchased Royalty Agreement.

(i)	Royalty Agreement

(i)	The copy of the Existing Royalty Agreement attached as Schedule B hereto is a true, complete and accurate copy of the duly recorded copy of the Existing Royalty Agreement and is unamended as of the Effective Date.

(ii)	Other than as disclosed by the Vendor to the Purchaser in the Vendor Disclosure Letter, the Existing Royalty Agreement and Existing Purchase Agreement are the only relevant agreements between the Vendor or any of its respective Affiliates in relation to the Vendor’s interest in the Existing Royalty or the Property and, other than the Existing Royalty Agreement and the Existing Purchase Agreement, there are no other contracts by which the Vendor is bound or under which the Vendor or any of its Affiliates are directly or indirectly entitled to any benefits pertaining to the Existing Royalty.

(j)	Litigation. There are no Proceedings against the Vendor, or to the knowledge of the Vendor, otherwise relating to the Existing Royalty, the Existing Royalty Agreement or the Existing Purchase Agreement (whether in progress or, to the knowledge of the Vendor, threatened in writing) and there is no material order, ordinance, writ, judgment, decree, injunction or award of any Governmental Authority outstanding against the Vendor. There are no claims or Proceedings pending or, to the knowledge of the Vendor, threatened in writing against the Vendor seeking to prevent the Transaction.

(k)	No Adverse Implications. Neither the execution and delivery of this Agreement nor the completion and performance of the transactions contemplated by this Agreement will:

(i)	give any Person the right to terminate, cancel or amend the Existing Royalty Agreement, or any contractual or other right of the Vendor under the Existing Royalty;

(ii)	except as set forth in Section 2.5, result in the creation of any Encumbrance on the Purchased Royalty, in a breach of or a default under any contract, permit or other agreement or in the crystallization of any floating charge on, or the acceleration of any rights or obligations in respect of the Purchased Royalty; or

(iii)	except as set forth in Section 4.5, give rise to any third party for a right of first offer, pre-emptive right, right of first refusal or other right to purchase the Vendor’s interest in the Existing Royalty, or under the Existing Royalty Agreement.

(l)	Taxes. To the knowledge of the Vendor, all Taxes due and payable by the Vendor relating to the Existing Royalty Agreement have been paid except where the failure to pay such Taxes would not reasonably be expected to result in an Encumbrance on the Purchased Royalty.

(m)	Compliance with Anti-Corruption Laws. To the knowledge of the Vendor, none of the Vendor or any of its directors in carrying out or representing the business of the Vendor, have violated the U.S. Foreign Corrupt Practices Act or other Applicable Laws relating to anti-corruption in any other jurisdiction where such business is carried on.

3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Vendor as follows, and acknowledges that the Vendor is relying upon the accuracy of these representations and warranties in connection with the entering into of this Agreement and the completion of the Transaction:

(a)	Organization. The Purchaser is duly incorporated, organized and validly existing in good standing under the laws of the State of Delaware, its incorporating jurisdiction. No Proceedings are pending for, and the Purchaser is unaware of any basis for the institution of any Proceedings leading to its dissolution or winding-up or placing it in bankruptcy or subjecting it to any other Applicable Laws governing the affairs of insolvent companies. The Purchaser has not made any voluntary arrangement with any of its creditors and is not insolvent or unable to pay its debts as they fall due.

(b)	Payment of Cash Consideration. The Cash Consideration will be paid by the Purchaser using an unencumbered, irrevocable conveyance of cash, not subject to any claim by any other party.

(c)	Authority and Binding Obligation. The Purchaser has all necessary corporate power and authority to enter into and to perform all of its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement. The Purchaser has taken all necessary actions to approve or authorize, the entering into of, and the execution, delivery and performance of its obligations under this Agreement. This Agreement, upon execution and delivery, has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(d)	No Violation. The authorization, execution and delivery by the Purchaser of this Agreement, and the performance by the Purchaser of its obligations hereunder, does not and will not result in a violation, conflict or breach of, or constitute a default under: (i) the articles of the Purchaser; (ii) the terms of any indenture, contract, instrument or understanding or any other obligation or restriction to which the Purchaser is a party or by which it is bound; or (iii) any Applicable Laws. No order, decision or ruling of any Governmental Authority has been made against it, and no action or Proceeding is pending or threatened which could result in an order, decision or ruling against it, to disallow, enjoin, prohibit or impose any limitations or conditions on the sale of the Purchased Royalty contemplated hereby.

(e)	Approvals. Except as contemplated in Section 6.1(c), no Consent, approval, order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Purchaser in connection with: (i) the execution and delivery by the Purchaser of this Agreement or any agreement or instrument referred to or contemplated by this Agreement; or (ii) the observance and performance by the Purchaser of its obligations under this Agreement or under any agreement or instrument referred to or contemplated by this Agreement.

(f)	Enforceability. This Agreement has been, and each document, instrument and agreement to be delivered on the Closing Date to which the Purchaser is a party will, on the Closing Date, be duly executed and delivered by the Purchaser, and this Agreement constitutes, and each such closing document, instrument and agreement to which the Purchaser is a party will, on the Closing Date, constitute, a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

(g)	Litigation. There are no claims or Proceedings pending or, to the knowledge of the Purchaser, threatened in writing against the Purchaser that challenge or seek to prevent, enjoin or otherwise delay the Transaction or are reasonably expected to impact the completion of the Transaction.

(h)	Compliance with Anti-Corruption Laws. None of the Purchaser or any of its directors in carrying out or representing the business of the Purchaser anywhere in the world, have violated the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act or other Applicable Laws relating to anti-corruption in any other jurisdiction where such business is conducted.

3.3	Representations and Warranties of the Purchaser Parent

The Purchaser Parent hereby represents and warrants to the Vendor as follows, and acknowledges that the Vendor is relying upon the accuracy of these representations and warranties in connection with the entering into of this Agreement and the completion of the Transaction:

(a)	Organization. The Purchaser Parent is duly incorporated, organized and validly existing in good standing under the laws of the province of British Columbia, its incorporating jurisdiction. No Proceedings are pending for, and the Purchaser Parent is unaware of any basis for the institution of any Proceedings leading to its dissolution or winding-up or placing it in bankruptcy or subjecting it to any other Applicable Laws governing the affairs of insolvent companies. The Purchaser Parent has not made any voluntary arrangement with any of its creditors and is not insolvent or unable to pay its debts as they fall due.

(b)	Authority and Binding Obligation. The Purchaser Parent has all necessary corporate power and authority to enter into and to perform all of its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement. The Purchaser Parent has taken all necessary actions to approve or authorize, the entering into of, and the execution, delivery and performance of its obligations under this Agreement. This Agreement, upon execution and delivery, has been duly executed and delivered by the Purchaser Parent and constitutes a legal, valid and binding obligation of the Purchaser Parent, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(c)	No Violation. The authorization, execution and delivery by the Purchaser Parent of this Agreement, and the performance by the Purchaser Parent of its obligations hereunder, does not and will not result in a violation, conflict or breach of, or constitute a default under: (i) the articles of the Purchaser Parent; (ii) the terms of any indenture, contract, instrument or understanding or any other obligation or restriction to which the Purchaser Parent is a party or by which it is bound; or (iii) any Applicable Laws. No order, decision or ruling of any Governmental Authority has been made against it, and no action or Proceeding is pending or threatened which could result in an order, decision or ruling against it, to disallow, enjoin, prohibit or impose any limitations or conditions on the issuance of the Share Consideration contemplated hereby.

(d)	Approvals. Except as contemplated in Section 6.1(c), no Consent, approval, order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Purchaser Parent in connection with: (i) the execution and delivery by the Purchaser Parent of this Agreement or any agreement or instrument referred to or contemplated by this Agreement; or (ii) the observance and performance by the Purchaser Parent of its obligations under this Agreement or under any agreement or instrument referred to or contemplated by this Agreement.

(e)	Enforceability. This Agreement has been, and each document, instrument and agreement to be delivered on Closing to which the Purchaser Parent is a party will, on Closing, be duly executed and delivered by the Purchaser Parent and this Agreement constitutes, and each such closing document, instrument and agreement to which the Purchaser Parent is a party will, on Closing, constitute, a legal, valid and binding obligation of the Purchaser Parent enforceable against the Purchaser Parent in accordance with its terms.

(f)	Litigation. There are no claims or Proceedings pending or, to the knowledge of the Purchaser Parent, threatened in writing against the Purchaser Parent that challenge or seek to prevent, enjoin or otherwise delay the Transaction or is reasonably expected to impact the completion of the Transaction.

(g)	Compliance with Anti-Corruption Laws. None of the Purchaser Parent or any of its directors in carrying out or representing the business of the Purchaser Parent, have violated the U.S. Foreign Corrupt Practices Act or other Applicable Laws relating to anti-corruption in any other jurisdiction where such business is carried on.

(h)	Share Consideration. The Share Consideration to be issued to the Vendor pursuant to the Subscription Agreement, at such time as issued in accordance with the terms and conditions of the Subscription Agreement, shall have been duly authorized for issuance and duly and validly issued and will be deemed and understood to be fully paid, free and clear of all claims and Encumbrances except pursuant to applicable securities laws.

Article 4
COVENANTS

4.1	Covenants of the Vendor

(a)	From the Effective Date until the Closing Date, the Vendor shall:

(i)	comply with its obligations under the Existing Royalty Agreement;

(ii)	not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, the Existing Royalty, other than pursuant to the Permitted Exception, which for greater certainty, shall not affect the Purchased Royalty and shall only affect the Retained Royalty after Closing;

(iii)	not agree to any amendment, variation or waiver of any requirement of the Existing Royalty Agreement that impacts the Purchased Royalty without the prior written consent of the Purchaser, which shall not be unreasonably withheld or delayed;

(iv)	preserve the Existing Royalty and the Vendor’s rights, obligations and benefits under the Existing Royalty Agreement, including any insolvency or creditor Proceedings instituted by the Vendor or its creditors, which seek to invalidate, terminate or vary the rights of the Vendor thereunder;

(v)	as soon as reasonably practicable upon becoming aware, notify the Purchaser with respect to any material developments or changes in respect of the Existing Royalty, the Existing Royalty Agreement, the Existing Purchase Agreement or the Property of which the Vendor has actual knowledge, and shall forward to the Purchaser all material notices, correspondence or other information provided to the Vendor by or on behalf of the landowner or operator of the Property in respect of the Existing Royalty and the Property, and the Vendor shall use commercially reasonable efforts to ensure that any such material notices and correspondence received in respect of the Existing Royalty or the Property are forwarded to the Purchaser as soon as reasonably practicable upon receipt thereof and, in any event, no later than the Closing Date;

(vi)	not seek to tender its Purchased Royalty in any amount greater than the Specified Royalty Payment Amount; and

(vii)	use commercially reasonable efforts to ensure the [***] Mortgage is not filed as an Encumbrance on the Purchased Royalty after Closing, unless otherwise agreed between the Parties.

4.2	Mutual Covenants

From the Effective Date until the Closing Date, or if the Option has been exercised, the Option Closing Date, each of the Parties shall:

(a)	except as otherwise provided in this Agreement or as otherwise agreed upon in writing by the Parties, use commercially reasonable efforts to ensure that the representations and warranties of such Party in this Agreement are materially true and correct as of the Closing Date, or if the Option has been exercised, the Option Closing Date, and that the covenants and conditions to be fulfilled by each such Party pursuant to this Agreement are fulfilled on or prior to the Closing Date, or if the Option has been exercised, the Option Closing Date and shall promptly inform the other Party of any state of facts that will or is reasonably likely to result in any representation or warranty of such Party being materially untrue or incorrect or in any covenant or condition being unfulfilled at Closing, or if the Option has been exercised, the Option Closing Date;

(b)	perform all obligations required to be performed by such Party under this Agreement, cooperate with each other in connection therewith, and do all such other acts and things as may be reasonably necessary in order to consummate and make effective the Transaction, including taking reasonable steps and actions and executing any and all ancillary documents and using commercially reasonable efforts in assisting each other with any necessary filings or other actions, required to complete the Transaction;

(c)	not take any action that would interfere with the completion of the Transaction or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(d)	to the extent any action or thing, or any document, instrument or other agreement to be executed or delivered, or any other payment, obligation or covenant to be fulfilled, observed or performed by any Party pursuant to this Agreement or any other document, instrument or agreement contemplated hereunder, required to consummate the Transaction would require an Affiliate of such Party to do such action or thing, or execute and deliver such document, instrument or other agreement, or fulfill, observe or perform such other payment, obligation or covenant, each of the Parties covenants and agrees to cause its Affiliate(s), as applicable, to use commercially reasonably efforts to do all such actions or things, execute and deliver all such documents, instruments and other agreements and to fulfill, observe and perform all such payments, obligations and covenants; and

(e)	use commercially reasonable efforts (other than waiver) to avoid taking any action that would reasonably be expected to (i) in respect of the Vendor, harm the value of the Purchased Royalty and (ii) in respect of the Purchaser, harm the value of the Retained Royalty.

4.3	Payment of Certain Taxes

(a)	All Transfer Taxes shall be split equally between the Purchaser and the Vendor who agree upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any such Transfer Taxes.

(b)

(i)	The Vendor shall retain responsibility for, and shall bear and pay, all Asset Taxes for (i) any Tax period ending prior to the Closing Date and (ii) the portion of any Straddle Period ending immediately prior to the Closing Date. All Asset Taxes arising on or after the Closing Date (including any Asset Taxes for any Straddle Period that are not apportioned to the Vendor) shall be allocated to, borne and paid by the Purchaser.

(ii)	For purposes of allocation between the Parties of Asset Taxes payable with respect to any Straddle Period, such Asset Taxes shall (i) in the case of Asset Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (such as severance or production Taxes), be allocated based on revenue from sales occurring before the Closing Date (which shall be the Vendor’s responsibility), and from and after the Closing Date (which shall be the Purchaser’s responsibility) and (ii) in the case of other Asset Taxes, be allocated pro rata per day between the period immediately prior to the Closing Date (which shall be the Vendor’s responsibility) and the period beginning at the Closing Date (which shall be the Purchaser’s responsibility). For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending immediately prior to the Closing Date and the period beginning at the Closing Date.

(c)	The Purchaser and the Vendor agree to furnish or cause to be furnished to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to the Existing Royalty, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax returns by the Purchaser or the Vendor, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any claim, suit or Proceeding relating to any Tax. The Parties shall use commercially reasonable efforts to cooperate fully with each other in the conduct of any audit, litigation or other Proceeding relating to Taxes involving the Purchased Royalty and the Transaction.

(d)	For the avoidance of doubt, in the event the Purchaser at any time becomes a foreign person for the purposes of Section 1445 of the Internal Revenue Code of 1986 (as amended) and the regulations thereunder, the Purchaser shall bear all withholding taxes and other costs resulting from its status as a foreign person and charged in connection with the Transaction or any future payment to Purchaser pursuant to the Purchased Royalty.

The parties hereby agree that the terms and conditions of this Section 4.3 shall apply mutatis mutandis to any Taxes resulting from the consummation of the purchase of the Additional Purchased Royalty.

4.4	Confidentiality

(a)	Information To Be Confidential. Each Party shall treat confidentially and not disclose, and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of the other Party.

(b)	Use Of Confidential Information. Either Party may disclose Confidential Information: (i) only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the Transaction (including the Equity and Debt Financing) and (ii) as required by Applicable Law, including the rules and policies of the Exchange. Neither Party shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the other Party. For greater certainty, the Parties acknowledge and agree that the Purchaser is permitted to disclose Confidential Information to prospective investors in connection with the Equity and Debt Financing, provided such prospective investors are subject to confidentiality obligations.

4.5	Right of First Offer

(a)	ROFO. After the date of this Agreement, and including for greater certainty, after the Option Closing Date, only if the Purchaser exercised the Option and purchased the Additional Purchased Royalty, in the event that MIUSA or the Vendor intends to sell a part of or entire remaining interest in the Retained Royalty after the Option Closing Date hereinafter (the “ROFO Interest”), the Purchaser shall be afforded a right of first offer (the “ROFO”) for twelve months from the Option Closing Date, in accordance with this Section 4.5.

(b)	Notice and Response. MIUSA and the Vendor shall provide the Purchaser with a written notice of an intent to sell. The Purchaser shall have 15 days to deliver a non-binding indicative offer (the “ROFO Offer”) specifying the cash price and material terms it would be willing to pay for the ROFO Interest. If the Purchaser fails to deliver an offer within such period, the ROFO shall be deemed waived for such sale.

(c)	Negotiation Period. If the Purchaser delivers a ROFO Offer, the Parties shall negotiate in good faith for a period not to exceed 15 days to execute a binding agreement in respect of such ROFO Interest.

(d)	Freedom to Sell. If no binding agreement is executed within the timeframes above, the Vendor or MIUSA, as applicable, or its respective Affiliate shall have the absolute right to sell such ROFO Interest to any third party for a period of 12 months thereafter, requiring no further notice thereof to the Purchaser. The Vendor, MIUSA or its Affiliate, as applicable, shall be permitted to consummate such sale provided that the net economic value of the third-party deal (including the valuation of non-cash consideration or closing certainty) as determined by the Vendor and MIUSA, in their sole discretion, is not less than 100% of the price offered by the Purchaser in the ROFO Offer.

(e)	Exempt Transfers. The ROFO shall not apply to any transfer to the [***] or to an Affiliate of the Vendor, any pledge of an interest in the Retained Royalty for financing purposes, or any sale of the interest as part of a “package deal” involving other assets where the Retained Royalty represents less than 50% of the total transaction value.

4.6	Exclusivity

(a)	Except as expressly provided in this Section 4.6 and only until the Closing Date, the Vendor and MIUSA shall not, directly or indirectly, knowingly do or authorize or permit any of their respective Representatives to do, any of the following: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Alternative Transaction; (ii) enter into or otherwise engage or participate in or knowingly facilitate any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Alternative Transaction; (iii) accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction; or (iv) authorize any of or commit to do any of the foregoing.

(b)	The Vendor and MIUSA shall, and shall use best efforts to cause their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Alternative Transaction.

(c)	Notwithstanding Sections 4.6(a) and 4.6(b), the Vendor, MIUSA and their respective Representatives are not restricted in respect of an Alternative Transaction that is a Permitted Exception.

(d)	Without limiting the generality of the foregoing, the Vendor and MIUSA shall advise their respective Representatives of the restrictions and obligations set out in this Section 4.6 and any violation of the restrictions and obligations set forth in this Section 4.6 by their Representatives shall be deemed to be a breach of this Section 4.6 by the Vendor and MIUSA.

4.7	Equity and Debt Financing.

The Vendor shall use commercially reasonable efforts to provide, only informational and operational, and in no way any financial, assistance in connection with the Equity and Debt Financing as the Purchaser Parent may reasonably request; provided, however, that (a) the Vendor shall not be required to take any action that would unreasonably interfere with its business operations or the business operations of any of its Affiliates, (b) the Vendor shall not be required to disclose any information that is subject to attorney-client privilege, the attorney work-product doctrine or any other applicable legal privilege, the disclosure of which would result in a waiver of such privilege, and (c) the Purchaser Parent shall provide the Vendor with a reasonable opportunity to review and approve (such approval not to be unreasonably withheld, conditioned or delayed) any disclosures that the Purchaser Parent proposes to make to prospective investors in the Equity and Debt Financing with respect to information relating to the Vendor, MIUSA or any of their respective Affiliates, prior to any such disclosure being made. The Purchaser Parent shall promptly reimburse the Vendor for all reasonable out-of-pocket costs and expenses (including reasonable legal fees) incurred by the Vendor or any of its Affiliates in connection with providing assistance pursuant to this Section 4.7. The Vendor, nor any of its Affiliates or Representatives, shall have any liability to the Purchaser Parent, any participant in the Equity and Debt Financing, or any prospective investor in connection with any information provided pursuant to this Section 4.7, and the Purchaser Parent shall indemnify and hold harmless the Vendor and its Affiliates and Representatives from and against any Losses arising out of or relating to the use of any information provided pursuant to this Section 4.7 by any participant in the Equity and Debt Financing or any prospective investor.

4.8	Property Access.

From time to time, but no more than once per calendar year, the Purchaser may, upon reasonable advance written notice, request access during normal business hours to the Property and any associated facilities within the Vendor’s control in order to conduct a site visit. Notwithstanding anything to the contrary in this Agreement, in no event shall the Purchaser or its Representatives be permitted to conduct any invasive or subsurface sampling or testing of any environmental media at the Property.

4.9	Technical Matters

The Parties acknowledge that the Purchaser or Affiliates of the Purchaser are or may become subject to Regulation S-K 1300 under the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934 or any other classification system for the reporting of mineral reserves and mineral resources, in each case as such classification may be in effect from time to time, or any successor instrument, rule or policy to any of the foregoing (the “Approved Standards”):

Upon written request by the Purchaser or Affiliates of the Purchaser, the Vendor shall use commercially reasonable efforts to:

(a)	provide to the Purchaser, at the Purchaser’s expense, any and all necessary technical data (including in respect of mineral resources and mineral reserves), documents or reports on the Property as are in the Vendor’s possession or which are readily available to the Vendor and which may be reasonably required by the Purchaser to comply with the Approved Standards;

(b)	grant access to the Property to the Purchaser, its Affiliates or any of their Representatives for personal inspection of the Property;

(c)	if reasonably requested by the Purchaser, include in any technical report prepared for the Vendor in accordance with the Approved Standards, scientific and technical information that is material to the Purchaser or its Affiliates; and

(d)	upon the request of the Purchaser, use commercially reasonable efforts to convince the author(s) of any report prepared for the Vendor in accordance with the Approved Standards to provide, at the sole cost and expense of the Purchaser and subject to such terms and conditions as may be required by such author(s) or their employer(s), (i) a copy of such report to be addressed to the Vendor, (ii) the relevant consents of the author(s) required in connection with the filing of and reference to such report to be provided to the Purchaser or any of its Affiliates, and (iii) such other consents in connection with the use of or reliance upon such report by the Purchaser or any of its Affiliates from time to time in its public disclosure as may be required by the Purchaser.

Article 5
CLOSING Deliveries

5.1	Deliveries of the Purchaser and Purchaser Parent on the Closing Date

On or prior to the Closing Date, the Purchaser and Purchaser Parent shall deliver or cause to be delivered to the Vendor the following, in form and substance satisfactory to the Vendor, acting reasonably:

(a)	the balance of the Cash Consideration (after deducting the Transaction Deposit already paid and not previously refunded to Purchaser, provided that such Transaction Deposit shall not be deducted if the Purchaser exercises the Option in accordance with Section 2.6) payable by wire transfer, in accordance with the instructions provided to the Purchaser by the Vendor not later than three (3) Business Days prior to Closing;

(b)	concurrently with the issuance of the Share Consideration, evidence that such common shares have been duly authorized, validly issued, fully paid and non-assessable, in accordance with the laws of the Purchaser Parent’s jurisdiction of incorporation and applicable U.S. securities laws;

(c)	a certificate of the Purchaser, certifying: (i) that the Purchaser has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Purchaser at or prior to the Closing Date; and (ii) that each of the representations and warranties of the Purchaser contained herein are true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

(d)	the Purchased Royalty Agreement duly executed in original by the Purchaser (including having such execution notarized as contemplated therein); and

(e)	a Tripartite Agreement, duly executed by the Purchaser.

(f)	a certificate pursuant to Treas. Reg. 1.1445-2(b)(2) that the Purchaser is not a foreign person for the purposes of Section 1445 of the Internal Revenue Code of 1986 (as amended) and the regulations thereunder.

5.2	Deliveries of the Vendor on the Closing Date

On or prior to the Closing Date, the Vendor shall deliver or cause to be delivered to the Purchaser the following, in form and substance satisfactory to the Purchaser, acting reasonably:

(a)	a certificate of the Vendor, certifying: (i) that the Vendor has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Vendor at or prior to the Closing Date; and (ii) all the representations and warranties of the Vendor contained herein are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Date;

(b)	the Purchased Royalty Agreement duly executed by the Vendor in original (including having such execution notarized as contemplated therein);

(c)	the Subscription Agreement duly executed by the Vendor;

(d)	a Tripartite Agreement, duly executed by the Vendor and Mesabi Metallics Company LLC;

(e)	all assurances, applicable Consents and Regulatory Approvals, agreements, instruments and other documents as required to complete the Transaction, including evidence reasonably satisfactory to Purchaser to confirm that the Purchased Royalty Agreement will convey the Original Purchased Royalty to Purchaser free and clear of all Encumbrances, including the [***] Approval; and

(f)	a certificate pursuant to Treas. Reg. 1.1445-2(b)(2) that the Vendor is not a foreign person for the purposes of Section 1445 of the Internal Revenue Code of 1986 (as amended) and the regulations thereunder.

5.3	Deliveries of the Purchaser Parent on the Closing Date

On or prior to the Closing Date, the Purchaser Parent shall deliver or cause to be delivered to the Vendor the following, in form and substance satisfactory to the Vendor, acting reasonably:

(a)	as to the Share Consideration, the Purchaser Parent shall issue (on the direction of the Purchaser) the Share Consideration to, or as directed by, the Vendor, such issuance to be evidenced by an executed treasury direction to the Purchaser Parent’s transfer agent, with a copy to the Vendor, with instructions to record the Share Consideration to, or as directed by, the Vendor, in accordance with the Subscription Agreement. The number of common shares comprising the Share Consideration shall be determined by dividing $7,500,000 by the per-share price at which common shares of the Purchaser Parent are issued in the Equity and Debt Financing;

(b)	a certificate of the Purchaser Parent, certifying: (i) that the Purchaser Parent has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Purchaser Parent at or prior to the Closing Date; and (ii) that each of the representations and warranties of the Purchaser Parent contained herein are true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

(c)	the Subscription Agreement is duly executed by the Purchaser Parent.

Article 6
CONDITIONS OF CLOSING

6.1	Mutual Conditions

Notwithstanding anything contained herein, the obligation of the Parties to complete the Transaction is subject to the fulfilment of the following conditions, which conditions are for the benefit of the Parties and may only be waived, in whole or in part, by both the Vendor and the Purchaser, in each case in their sole discretion, on or prior to the Closing Date:

(a)	there shall not be in force any order by or before any Governmental Authority of competent jurisdiction restraining, enjoining, prohibiting, invalidating or otherwise preventing the consummation of the Transaction contemplated herein;

(b)	no action or other Proceeding shall have been instituted or threatened before any court or other Governmental Authority regarding this Agreement or to restrain or prohibit the consummation of the Transaction contemplated herein;

(c)	the completion of all filings or recordation reasonably necessary, and the receipt of any required Regulatory Approvals or other third-party Consents and approvals to effectuate the assignment of the Purchased Royalty to the Purchaser or otherwise complete the Transaction contemplated by this Agreement including, but not limited to, the [***] Approval; and

(d)	no Applicable Law shall be in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction.

6.2	Conditions to the Obligations of the Purchaser

Notwithstanding anything contained herein, the obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions on or prior to the Closing Date:

(a)	all representations and warranties of the Vendor contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of that date;

(b)	the Vendor shall have performed, in all material respects, its obligations under this Agreement to the extent required to be performed at or before the Closing Date, including delivered each of the items required pursuant to Section 5.2;

(c)	completion of the Technical Reports in accordance with Regulation SK-1300, the costs and expenses of which shall be borne solely by the Purchaser;

(d)	completion of the Title Opinions; and

(e)	the closing of the Equity and Debt Financing on or prior to the Outside Date; it being understood and agreed that the failure of the Equity and Debt Financing to close on or prior to the Outside Date shall be deemed to constitute a failure of this condition for all purposes of this Agreement, including Section 6.5.

The conditions contained in this Section 6.2 are inserted for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser in writing at any time.

6.3	Conditions to the Obligations of the Vendor

Notwithstanding anything contained herein, the obligation of the Vendor to complete the Transaction is subject to the fulfilment of the following conditions on or prior to the Closing Date:

(a)	all representations and warranties of the Purchaser and the Purchaser Parent contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of that date; and

(b)	the Purchaser and the Purchaser Parent shall have performed, in all material respects, each of their obligations under this Agreement to the extent required to be performed at or before the Closing Date, including delivered each of the items required pursuant to Sections 5.1 and 5.3.

The conditions contained in this Section 6.3 are inserted for the exclusive benefit of the Vendor and may be waived in whole or in part by the Vendor in writing at any time.

6.4	Conditions to the Obligations of the Purchaser Parent.

Notwithstanding anything contained herein, the obligation of the Purchaser Parent to complete the Transaction is subject to the fulfilment of the following conditions on or prior to the Closing Date:

(a)	all representations and warranties of Vendor contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of that date; and

(b)	the Vendor shall have performed, in all material respects, each of its obligations under this Agreement to the extent required to be performed at or before the Closing Date, including delivered each of the items required pursuant to Section 5.2.; and

(c)	the closing of the Equity and Debt Financing on or prior to the Outside Date, provided that the Purchaser Parent shall use its best efforts to complete the Equity and Debt Financing as promptly as practicable, and in any event no later than the Outside Date; it being understood and agreed that the failure of the Equity and Debt Financing to close on or prior to the Outside Date shall be deemed to constitute a failure of this condition for all purposes of this Agreement, including Section 6.5.

The conditions contained in this Section 6.4 are inserted for the exclusive benefit of the Purchaser Parent and may be waived in whole or in part by the Purchaser Parent in writing at any time.

6.5	Termination

(a)	This Agreement may be terminated at any time prior to the Closing by the Purchaser upon notice from the Purchaser to the Vendor, if there has been a material breach of any representation, warranty or covenant on the part of the Vendor contained in this Agreement or if any condition specified in Section 6.1,6.2 or 6.4 would be incapable of being satisfied at the Closing and such breach or failure to satisfy such condition, as applicable, is not waived by the Purchaser or cured by the Vendor by the earlier of (i) twenty (20) Business Days after notice thereof from the Purchaser, or (ii) the Closing Date.

(b)	This Agreement may be terminated at any time prior to the Closing by the Vendor, upon notice from the Vendor to the Purchaser, if there has been a breach of any representation, warranty or covenant on the part of the Purchaser or the Purchaser Parent contained in this Agreement or if any condition specified in Sections 6.1 or 6.3 is incapable of being satisfied at the Closing and such breach or failure to satisfy such condition, as applicable, is not waived by the Vendor or cured by the Purchaser by the earlier of (i) twenty (20) Business Days after notice thereof from the Vendor, or (ii) the Closing Date.

(c)	This Agreement may be terminated by either the Vendor, on the one hand, or the Purchaser on the other hand, upon notice from the Party seeking to terminate this Agreement to the other Party, if the Closing has not occurred by the Outside Date provided that a Party may not terminate this Agreement under this Section 6.5(c) if its failure to fulfill any of its obligation or its breach of any of its representations and covenants has been the cause of, or resulted in, the failure of Closing to occur by the Closing Date (including the Purchaser’s failure to close the Equity and Debt Financing). Notwithstanding any other provision of this Agreement, if this Agreement is terminated, the provisions of Section 2.2(c), Section 4.4, Article 7, Section 8.3, Section 8.5 and Section 8.6 shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

Article 7
SURVIVAL OF REPRESENTATIONS AND INDEMNIFICATION

7.1	Survival

All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Sections 6.1, 6.2, 6.3 and 6.4 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any assignment documents or other documents of title and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the consideration for hereunder.

7.2	Indemnity by the Vendor

The Vendor shall indemnify the Purchaser Indemnified Parties and save them fully harmless against, and will reimburse them for, any and all Losses actually suffered arising from or resulting in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)	any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered the Vendor, pursuant to this Agreement;

(c)	Asset Taxes allocable to the Vendor pursuant to Section 4.3(b);

(d)	Excluded Taxes;

(e)	any breach of the representation by the Vendor of its conveyance of good and defensible title of the Purchased Royalty to the Purchaser, as contained in the Purchased Royalty Agreement or this Agreement; and

(f)	any violation of the rights of any Person as a result of the conveyance of the Purchased Royalty to the Purchaser, solely to the extent resulting from the bad faith or willful misconduct of the Vendor prior to the Closing Date, provided that Losses under this Section 7.2(f) shall only be recoverable to the extent such bad faith or willful misconduct by the Vendor has been finally determined by a court of competent jurisdiction or agreed upon by the applicable Indemnifying Party.

7.3	Indemnity by the Purchaser

The Purchaser and the Purchaser Parent shall, jointly and severally, indemnify the Vendor Indemnified Parties and save them fully harmless against, and will reimburse them for, any and all Losses actually suffered arising from or resulting in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of the Purchaser or the Purchaser Parent contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; and

(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser or the Purchaser Parent contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

7.4	Claim Notice

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Losses in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice shall specify whether the potential Losses arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Losses arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)	the amount of the potential Losses arising therefrom, to the extent known.

For the avoidance of doubt, a Claim Notice may be delivered in respect of contingent or potential Losses that have not yet been finally determined or quantified, and the delivery of such Claim Notice shall be sufficient to preserve the Indemnified Party’s rights under this Article 7, provided that the Claim Notice describes the information set forth above.

7.5	Time Limits for Claim Notice for Breach of Representations and Warranties

(a)	Notice by the Purchaser. No Losses may be recovered from the Vendor pursuant to Section 7.2(a) unless a Claim Notice is delivered by the Purchaser, on or before the date that is 24 months after the Closing Date, provided, however, that in the event of fraud relating to a representation or warranty of the Vendor, then notwithstanding the foregoing, the Purchaser shall be entitled to deliver a Claim Notice up to 72 months after the Closing Date for the purposes of such claim.

(b)	Notice by the Vendor. No Losses may be recovered from the Purchaser pursuant to Section 7.3(a) unless a Claim Notice is delivered by the Vendor on or before the date that is 24 months after the Closing Date, provided, however, that in the event of fraud relating to a representation or warranty of the Purchaser, then notwithstanding the foregoing, the Vendor shall be entitled to deliver a Claim Notice up to 72 months after the Closing Date.

7.6	Monetary Limitations

(a)	Limitation of Liability. For the purposes of computing the aggregate amount of Losses incurred by the Indemnified Party under Section 7.2 and this Section 7.6, the amount of the Losses that may be recovered shall be limited to an amount equal to the amount of Losses that remain after deducting therefrom (i) any third-party insurance and any indemnity, contributions or other similar payment paid or payable by any third-party with respect thereto (but for greater certainty, Losses will include all costs and expenses incurred by the Indemnified Party to realize such third-party insurance, contributions or other similar payments, including any insurance deductible payments and any increase to premiums resulting from an insurance claim), and (ii) any net Tax benefit recognized (by reason of a Tax deduction, basis judgment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party thereof with respect to the Losses or items giving rise to such claim for indemnification.

(b)	Recovery from Third Party. In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Indemnifying Party has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered except to the extent that such amount has already been deducted in calculating the Losses pursuant to Section 7.6(a) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(c)	Losses from the Vendor.

(i) No individual Loss may be recovered from the Vendor pursuant to Section 7.2 unless the amount of such individual Loss exceeds [***] (the “De Minimis Amount”), and any individual Loss that does not exceed the De Minimis Amount shall not be aggregated with other Losses for the purposes of this Section 7.6(c).

(ii) No Losses (other than Losses below the De Minimis Amount) may be recovered from the Vendor pursuant to Section 7.2 unless and until the accumulated aggregate amount of Losses of the Purchaser Indemnified Parties arising pursuant to Section 7.2 (excluding any individual Loss below the De Minimis Amount) exceeds [***] (the “Basket”), in which event only the accumulated aggregate amount of all such Losses in excess of the Basket may be recovered, up to a maximum aggregate amount of [***] (the “Cap”) provided that, upon the exercise of the Option and the consummation of the purchase and sale of the Additional Purchased Royalty pursuant to Section 2.6, the Cap shall increase to a cumulative maximum aggregate amount of [***]. The Cap shall not apply to claims under Section 7.2(d) or Section 7.2(e), or claims to recover Losses based on fraud or intentional misrepresentation by the Vendor or MIUSA, but such claims, in the aggregate, may only be recovered up to a maximum of the Cash Consideration, but the Cap shall apply to all claims under Section 7.2(a), Section 7.2(b) Section 7.2(c) and Section 7.2(f) in the aggregate. Notwithstanding the foregoing: (i) if the Option is not exercised during the Option Exercise Period, the Basket shall be reduced to [***] or (ii) if the Option is exercised, but the Option Closing does not occur, the Basket shall be reduced to [***] at the Option Outside Date.

(iii) For the avoidance of doubt, the limitations set forth in this Section 7.6(c)(i) and (ii) above shall have no application to any claim to recover Losses resulting from fraud or intentional misrepresentation by the Vendor or MIUSA.

(d)	Losses from the Purchaser.

(i) No individual Loss may be recovered from the Purchaser pursuant to Section 7.3 unless the amount of such individual Loss exceeds the De Minimis Amount.

(ii) No Losses (other than Losses below the De Minimis Amount) may be recovered from the Purchaser pursuant to Section 7.3 unless and until the accumulated aggregate amount of Losses of the Vendor Indemnified Parties arising pursuant to Section 7.3 (excluding any individual Loss below the De Minimis Amount) exceeds the Basket, in which event only the accumulated aggregate amount of all such Losses in excess of the Basket may be recovered, up to a maximum of the Cap, provided that, the De Minimis Amount, the Basket and the Cap shall not apply to any claim to recover Losses based on fraud or intentional misrepresentation by the Purchaser or the Purchaser Parent.

7.7	Agency for Non-Parties

Notwithstanding Section 8.8, each Party hereby accepts each indemnity in favor of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favor of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

7.8	Direct Claims

In the case of a Direct Claim, the Indemnifying Party shall have sixty (60) days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 7, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

7.9	Third Party Claims

(a)	Rights of Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of a Claim Notice to notify the Indemnified Party whether the Indemnifying Party desires, at the Indemnifying Parties’ sole cost and expense and by counsel of its own choosing, to assume and control the defense of the Third Party Claim. If the Indemnifying Party undertakes to assume and control the defense of a Third Party Claim, (i) the Indemnifying Party shall use its reasonable efforts to defend against such Third Party Claim and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), consent to any settlement which (A) does not contain a full and final release of the Indemnified Party from the subject matter of such Third Party Claim and settlement, (B) requires an express admission of wrongdoing by the Indemnified Party or (C) provides for injunctive or other non-monetary relief affecting the Indemnified Party in any way. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to participate in such negotiation, settlement and defense and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(b)	Respective Rights on Indemnifying Party’s Assumption of Control. If the Indemnifying Party elects to assume control of the defense of the Third Party Claim as contemplated in Section 7.9(a), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s reasonable and documented out-of-pocket expenses incurred as a result of such assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party (without any reimbursement by the Indemnifying Party) unless the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defense and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

7.10	Interest on Losses

The amount of any Losses which is subject to indemnification hereunder shall bear interest at the Prime Rate, calculated on a simple (non-compounding) basis, from and including the date on which such Loss is finally determined (whether by mutual agreement of the Parties, final non-appealable judgment, arbitral award or settlement) to but excluding the date reimbursement of such Losses by the Indemnifying Party is made, and the amount of such interest shall be deemed to be part of such Losses.

7.11	Cooperation

Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other in determining the validity of any claim for indemnity by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing employees to assist in the investigation, defense and resolution of such matters.

Article 8
MISCELLANEOUS

8.1	Public Documents

(a)	No Party shall issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under Applicable Laws or Exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties acknowledge that once a press release or other public announcement has been consented to, the same information contained therein may be disclosed without the need for additional or further consent.

(b)	The Vendor acknowledges that this Agreement may be made public and filed on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) profile of the Purchaser Parent and the Vendor consents to such public filings. The filed Agreement will contain such redactions as each Party may reasonably request, provided such redactions are permitted by Applicable Law.

8.2	Further Assurances

Each Party covenants and agrees that, from time to time subsequent to the Effective Date, it will, at the request and expense of the requesting Party, execute and deliver all such documents, and do all such other acts and things as the other Party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby, provided that any such request shall not impose any material additional obligations or cost on the other Party beyond those contemplated in the Agreement.

8.3	Notices

(a)	Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and will be given by personal delivery, courier, registered mail or email, as applicable, return receipt requested, addressed to the recipient as follows:

If to the Purchaser:

TMCR USA Operations Inc.

[***]

Attention:	[***]
Email:	[***]

If to the Purchaser Parent:

The Metals Royalty Company Inc.

[***]

Attention:	[***]
Email:	[***]

If to the Vendor:

Ironclad Royalties, LLC

[***]

Attention:	Board of Directors
Email:	[***]

or to such other address, individual or email address as may be designated by notice given by the applicable Party to the other.

(b)	Any demand, notice or other communication given by personal delivery or courier is conclusively deemed to have been given on the day of actual delivery thereof, if delivered during normal business hours on a Business Day, and, if not, then on the next Business Day following delivery; if given by registered mail, on the fifth (5th) Business Day following the deposit thereof in the mail; or if given by other electronic means, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of registered mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by email.

(c)	Any Party may at any time change its address for notices from time to time by giving notice to the other Party in accordance with this Section 8.3.

8.4	No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relationship between the Parties including, without limitation, a mining partnership or commercial partnership. Save and except as specifically provided herein, the obligations and liabilities of the Parties will be separate and not joint or joint and several, and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party. Except as expressly set forth in this Agreement, nothing herein contained will be deemed to constitute a Party as the partner, agent or legal representative of the other Party.

8.5	Expenses

Except as otherwise provided herein, each Party shall pay its respective expenses in authorizing, preparing, negotiating, executing and performing this Agreement and the Transaction (whether consummated or not), including all fees and expenses of its Representatives.

8.6	Governing Law and Dispute Resolution

(a)	This Agreement shall be governed by and shall be interpreted subject to, and enforced in accordance with, the laws of the State of Minnesota.

(b)	Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the District of Minnesota regarding any and all disputes arising hereunder or in relation to the Transaction or subsequent observance or performance of obligations hereunder, provided that if in the event federal jurisdiction does not exist with respect to such dispute, then each Party shall be subject to the jurisdiction of the state district court sitting in Hennepin County, Minnesota, for the purposes of any dispute, action or proceeding arising out of or relating to this Agreement or in relation to the Transaction or subsequent observance or performance of the obligations hereunder; provided, however, that disputes arising under or with respect to the Subscription Agreement, or performance of obligations thereunder by the Parties, shall be governed by the terms thereunder.

(c)	Each Party irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of action or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby in any court referred to in this Section, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

(d)	EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY AND AGREES THAT ALL DISPUTES SHALL BE TRIED TO THE BENCH ONLY.

(e)	Each Party consents to service of process in any manner permitted by Applicable Law.

8.7	Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of: (i) the Purchaser, with respect to an assignment by the Vendor or (ii) the Vendor, with respect to an assignment by the Purchaser or the Purchaser Parent, except that the Purchaser may, without the consent of the Vendor, assign its rights and obligations under this Agreement to a wholly owned and U.S. incorporated Affiliate of the Purchaser Parent at any time prior to the Closing; provided, however, that no such assignment shall relieve the Purchaser or the Purchaser Parent of any of its obligations hereunder or enlarge, alter, or change any obligation of any other Party hereto.

8.8	Third-Party Beneficiaries

This Agreement is for the sole benefit of the Parties and it is not intended to or shall not confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.9	Amendment

No amendment, supplement, modification, or waiver of this Agreement and, unless otherwise specified or provided in this Agreement, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

8.10	Entire Agreement

This Agreement, together with the Schedules hereto, and any agreements or other documents required to be delivered pursuant to this Agreement constitute and set forth the entire agreement between the Parties in connection with the Transaction and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein and any document required to be delivered hereunder.

8.11	No Waiver

The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power, or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party’s right thereafter to enforce any provision or exercise any right hereunder.

8.12	Time of Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

8.13	Severability

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision formed no part of this Agreement; and the remainder of this Agreement shall remain in full force and effect and shall not be affected by such provision or by its severance from this Agreement. In lieu of such illegal, invalid or unenforceable provision there shall be added automatically as a part of this Agreement from which such provision was severed a provision as similar in terms and economic effect to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

8.14	Execution and Counterparts

This Agreement may be executed in any number of counterparts and any Party may deliver any such counterpart by electronic transmission. Each counterpart, when so executed and delivered, shall be deemed to be an original and all such executed counterparts taken together shall constitute one and the same instrument.

8.15	Additional Purchased Royalty

The Parties covenant and agree that they shall execute and deliver such amendments, supplements, modifications, and other instruments with respect to this Agreement and the other related agreements, including, if applicable, the Purchased Royalty Agreement, as may be reasonably necessary or appropriate from time to time to effectuate the exercise of the Option and purchase of the Option Royalty Interest and the purposes and intent hereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

TMCR USA Operations Inc.

By:	(Signed) Don Sewell
	Name:	Don Sewell
	Title:	President & Chief Financial Officer

the metals royalty company inc.

By:	(Signed) Don Sewell
	Name:	Don Sewell
	Title:	President & Chief Financial Officer

IRONCLAD ROYALTIES, LLC

By:	(Signed) Siddharth Kedia
	Name:	Siddharth Kedia
	Title:	Director

MESABI INVESTMENTS (USA) LLC

By:	(Signed) Artem Matyushok
	Name:	Artem Matyushok
	Title:	Director

[Signature page to Royalty Purchase Agreement]

Schedule A

THIS INSTRUMENT IS DRAFTED BY:

Ironclad Royalties, LLC

17113 County Road 58

P.O. Box 25

Nashwauk, MN 55769

Attn: Jessica Nelson

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OF THE FOLLOWING INFORMATION FROM THE INSTRUMENT BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER’S LICENSE NUMBER.

CONVEYANCE OF ROYALTY INTERESTS

THE STATE OF MINNESOTA	§
§
COUNTY OF ITASCA	§

This CONVEYANCE OF ROYALTY INTERESTS (this “Conveyance”) is executed on the dates set out in the acknowledgments below, but effective for all purposes as of 12:01 a.m. local time on [●], 2026 (the “Effective Time”), and is made by Ironclad Royalties, LLC, a Delaware limited liability company, whose address is 17113 County Road 58, P.O. Box 25, Nashwauk, MN 55769 (the “Assignor”), to TMCR USA Operations Inc., a Delaware corporation, whose address is c/o Telos Legal Corp., 13 W. Main Street, P.O. Box 953, Felton, Delaware, 19943 (the “Assignee”), its successors and assigns. The Assignor and the Assignee are sometimes hereinafter referred to individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in that certain Royalty Purchase Agreement, dated as of May 6, 2026, among the Assignor, the Assignee and The Metals Royalty Company Inc. (as may be amended, supplemented or otherwise modified from time to time, the “Purchased Royalty Agreement”).

WHEREAS, Mesabi Metallics Company LLC, a Minnesota limited liability company (“MMC”), Mesabi Land 1 LLC, a Delaware limited liability company (“Mesabi Land”), and Miranda Mineral Resources, LLC, a Virginia limited liability company (“MMR”, and together with MMC and Mesabi Land, the “Landowners”), granted to the Assignor an undivided 4.0% (of 8/8ths) royalty interest in and to the Mineral Tracts, Burdened Leases and Lands (each as defined herein) pursuant to that certain Conveyance of Royalty Interests, effective as of June 30, 2025 (the “Existing Royalty Agreement”), and recorded in the Office of the County Recorder for Itasca County, Minnesota as Document A000795410 and in the Office of the Registrar of Title for Itasca County, Minnesota as Document T000072998;

A-1

WHEREAS, pursuant to the Purchased Royalty Agreement, the Assignor has agreed to sell, assign and convey to the Assignee the Conveyed Royalties (as defined below);

WHEREAS, this Conveyance is being executed and delivered concurrently with the closing of the transactions contemplated by the Purchased Royalty Agreement; and

WHEREAS, the Existing Royalty Agreement shall remain in full force and effect in respect of and as to all other royalties not conveyed herein (the “Retained Royalty”), and this Conveyance is not intended to amend, modify, supersede or otherwise affect the Existing Royalty Agreement except as set forth herein.

ARTICLE I.
CONVEYANCE

Section 1.1            Conveyance of Royalty Interests.

(a)            For $10.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

(i)            The Assignor does hereby GRANT, BARGAIN, SELL, CONVEY, ASSIGN, TRANSFER, SET OVER and DELIVER unto the Assignee, its successors and assigns, effective as of the Effective Time, a royalty interest as defined, and at the rates, set forth in Section 1.3 of this Conveyance in regards to and burdening (i) each of those certain fee mineral tracts described specifically on Exhibit “A” attached hereto (the “Mineral Tracts”), and (ii) all iron-bearing minerals, including taconite, magnetite, martite, hematite, goethite, or any other iron-bearing mineral (collectively, the “Minerals”) that may be produced hereinafter from or otherwise allocated to such Mineral Tracts (the “Fee Mineral Royalty”); and

(ii)            The Assignor does hereby GRANT, BARGAIN, SELL, CONVEY, ASSIGN, TRANSFER, SET OVER and DELIVER unto the Assignee, its successors and assigns, effective as of the Effective Time, an overriding royalty interest at the rates, set forth below in Section 1.3 of this Conveyance in regards to and burdening (i) each of those certain mineral leases and subleases described specifically on Exhibit “B” attached hereto and made a part hereof (the “Burdened Leases”) and the lands covered thereby (the “Lands”, and together with the Burdened Leases and Mineral Tracts, the “Royalty Properties”) and (ii) all Minerals that may be produced hereinafter from or otherwise allocated to such Burdened Leases and Lands (the “Overriding Royalty Interest” and together with the Fee Mineral Royalty, the “Conveyed Royalties”).

(b)            For the avoidance of doubt, it is understood and agreed that the percentage of the Conveyed Royalties shall be determined based on 100% (of 8/8ths) of (i) the full interest in each applicable Mineral Tract, Burdened Lease and Lands, and (ii) all Minerals that may be produced therefrom, in each case, notwithstanding the fact that the Landowners may not be entitled to 100% of such interest and all such Minerals. It is further understood and agreed that the Conveyed Royalties shall be subject to the terms of this Conveyance and shall be valued and paid as further described in Articles I, II and III of this Conveyance and the Annexes hereto.

A-2

(c)            Notwithstanding any term to the contrary herein, in no event shall the Conveyed Royalties include the Excluded Assets (as defined below). To the extent an asset is covered by the definition of a Conveyed Royalty and an Excluded Asset, the Parties agree that such asset shall be deemed an Excluded Asset.

(d)            For the avoidance of doubt, under no circumstance will the Conveyed Royalties ever equal or exceed the total royalties that would have been payable to the Assignor under the Existing Royalty Agreement prior to the execution and delivery of this Conveyance and prior to giving effect to any deduction under Section 2.2(e) of the Existing Royalty Agreement.

Section 1.2            Excluded Assets. Except as provided in the Purchased Royalty Agreement, the assignment and conveyance of the Conveyed Royalties shall exclude, and the Assignor reserves unto itself, the following assets and properties (the “Excluded Assets”):

(a)            all accounts receivable (or other amounts due and payable to the Landowners, the Assignor or their Affiliates), audit rights, claims and causes of action of the Assignor or its Affiliates (i) arising from acts, omissions, or events related to, or damage to or destruction of, the Royalty Properties occurring prior to the Effective Time, (ii) arising under or with respect to the Royalty Properties that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds), or (iii) with respect to the other Excluded Assets;

(b)            all rights, titles, claims, and interests of the Landowners, the Assignor or their Affiliates arising from acts, omissions or events related to, or damage to or destruction of, the Royalty Properties prior to the Effective Time, in each case, (i) under any policy or agreement of insurance or indemnity held by, or in favor of, the Landowners, the Assignor or their Affiliates, (ii) under any bond, or (iii) to any insurance or condemnation proceeds or awards;

(c)            all claims of the Landowners, the Assignor or their Affiliates for refunds of, rights to receive funds from any Governmental Authority, or loss carry forwards or credits with respect to any taxes of the Assignor.

(d)            all Subject Minerals (as defined below) produced from or attributable to the Royalty Properties prior to the Effective Time and the proceeds therefrom;

(e)            all surface and other real property rights in and related to the Mineral Tracts and Lands owned or controlled by the Assignor or the Landowners other than the Conveyed Royalties;

(f)            except for the information and data provided to the Assignee and its Affiliates under the Purchased Royalty Agreement, all of the Assignor’s and its Affiliates’ books, files, records, information and data of any kind or character; and

A-3

(g)            all of Assignor’s or its Affiliates’ rights, titles, claims, and interests in and to any other properties (including mineral interests other than the Minerals, including oil and gas and other hydrocarbons produced or processed in association therewith) not specifically described or included in the definition of “Conveyed Royalties”; and

(h)            the Retained Royalty.

Section 1.3            Purchased Royalty. The Assignor and the Assignee hereby acknowledge and agree that the Conveyed Royalties shall be computed on the terms and rates as set forth in this Section 1.3:

(a)            On the gross revenue from annual production of DR Grade Iron Ore Pellets from the Royalty Properties in a volume up to but not exceeding 8.5 million metric tons per annum in any Calendar Year (for each such year, the “Base Royalty Annual Volumes” and the cumulative total volumes for all Base Royalty Annual Volumes, the “Total Base Royalty Volumes”), the Conveyed Royalties shall be defined as and be computed at, a rate equal to one percent (1% of 8/8ths, subject to the terms of Section 1.1(b) above) of gross revenue, subject to a minimum payment amount of $1.50 per metric ton of such Base Royalty Annual Volumes (the “Base Royalty Rate”).

(b)            On the gross revenue from annual production of DR Grade Iron Ore Pellets from the Royalty Properties in any Calendar Year in excess of 8.5 million metric tons per annum (such excess, the “Overage Amount Produced”), such portion of the Conveyed Royalties shall be defined and computed at a rate equal to one-fourth of one percent (0.25% of 8/8ths, subject to the terms of Section 1.1(b) above) of gross revenue, subject to a floor or minimum payment of $0.375 per metric ton for such Overage Amount Produced (the “Overage Royalty Rate”) in that Calendar Year.

(c)            On the date that the Total Base Royalty Volumes equals or exceeds 170 million metric tons (such date, the “Step Down Date”), for all times thereafter, (i) the Base Royalty Rate is reduced, and shall thereafter be computed at an amount equal to one-fourth of one-percent (0.25% of 8/8ths, subject to the terms of Section 1.1(b) above) of gross revenue, subject to a floor or minimum payment of $0.375 per metric ton for all Base Royalty Annual Volumes, and (ii) the Overage Royalty Rate applicable to all production above the Base Royalty Annual Volumes for each Calendar Year, shall also be reduced, and be computed thereafter at an amount equal to one-sixteenth of one-percent (0.0625% of 8/8ths, subject to the terms of Section 1.1(b) above) of gross revenue, subject to a floor or minimum payment of $0.09375 per metric ton.

(d)            For the avoidance of doubt, annual production volumes in excess of 8.5 million metric tons per annum of DR Grade Iron Ore Pellets shall neither count toward the Base Royalty Annual Volumes nor shall they be eligible for royalty payments at the Base Royalty Rate; such volumes shall only be paid at the Overage Royalty Rate.

(e)            The Assignee hereby agrees that, upon request of the Assignor on or after the occurrence of the Step Down Date, the Assignee shall promptly deliver any requested documentation to evidence the step down in royalty rates described under this Section 1.3, including any documentation requested to be notarized and recorded in the real property records of Itasca County, Minnesota.

A-4

(f)            Under no circumstances for any Calendar Year will the Conveyed Royalties ever exceed the total royalties payable to the Assignor under the Existing Royalty Agreement, prior to giving effect to any deduction under Section 2.2(e) of the Existing Royalty Agreement. “Calendar Year” in this Conveyance shall mean a consecutive twelve month period commencing on January 1 and ending on December 31 of the same year.

See attached Annex 1 for a Sample Calculation of the royalty rates for the Conveyed Royalties and Annex 2 for a chart that summarizes the Conveyed Royalties as set forth in Section 1.3. For the avoidance of doubt, upon and following the Step Down Date, the Assignee’s share of the royalties as described in Section 1.3 shall be permanently reduced in accordance with this Section 1.3(c), and the Assignor shall retain the difference between the Conveyed Royalty immediately before the Step Down Date and the Conveyed Royalty immediately after the Step Down Date (the “Royalty Differential”), and on the Step Down Date and thereafter, such Royalty Differential will become part of the “Retained Royalty”.

In the event of any dispute among the Parties regarding the royalty rates or the computation or calculation of royalty amounts under this Section 1.3, the Parties hereby agree to use good faith efforts to resolve such dispute prior to any other form of dispute resolution or legal proceeding.

TO HAVE AND TO HOLD the Conveyed Royalties hereby assigned unto the Assignee, its successors and assigns forever, subject to the definitions herein and the reduction in royalty rates for any Overage Amount Produced from and after the Step Down Date, and the other matters set forth herein. This Conveyance is, as to the Conveyed Royalties described herein, an absolute conveyance of a real property interest.

ARTICLE II.
CONVEYED ROYALTIES

Section 2.1            Renewals, Extension and Replacement.

(a)            The Conveyed Royalties shall be applicable to (i) the Lands; (ii) the Burdened Leases, and any renewal and/or extension of any Burdened Lease, each as set forth on Exhibit “B” hereto, taken by any Party, or its successors or assigns, within one year of the expiration, termination or release of any Burdened Lease; and (iii) any replacement New Mineral Lease Agreement (as defined below), in each case INSOFAR AND ONLY INSOFAR as any portion of such New Mineral Lease Agreement covers lands constituting or burdened by such predecessor Burdened Lease and is also conveyed to the Assignor under the Existing Royalty Agreement. The term “New Mineral Lease Agreement” shall mean a lease agreement taken by any Party, or its successors or assigns, subsidiaries, parents, or joint venture partners within one (1) year after the expiration of the primary term (or the extended/renewed primary term, as the case may be) of any Burdened Lease and covering any portion of the Lands covered by such Burdened Lease, regardless of the named lessor, bonus amount, royalty rate, lease terms and/or provisions, or lease coverage of additional lands and/or mineral interests.

A-5

(b)            If the Landowners take additional lease agreements in the Lands, and such lease agreements become part of the Existing Royalty Agreement, then the Conveyed Royalties herein assigned shall extend to any subsequently acquired mineral lease agreement or interest acquired through any such New Mineral Lease Agreement without further consideration.

Section 2.2            Valuation.

(a)            As used in this Conveyance, “Subject Minerals” means all Minerals produced from or attributable to the Royalty Properties.

(b)            As used in this Conveyance, “Royalty Minerals” means all Subject Minerals produced from or attributable to the Assignee’s Conveyed Royalties.

(c)            The Parties acknowledge and agree that, to the extent not taken in-kind by the Assignee: (i) the value of the Royalty Minerals cannot be realized until the Landowners remove, treat, retreat and pelletize (as applicable) and ship such Subject Minerals as iron ore pellets, iron ore concentrate, and/or unprocessed iron ore (collectively, the “Final Products”), pursuant to production, sales, purchase, exchange, or other marketing contract(s) pursuant to which the Final Products are ultimately sold to third parties; and (ii) the Assignor shall use commercially reasonable efforts to cause the Landowners to remove, treat, retreat and pelletize (as applicable) the Royalty Minerals and ship the resultant Final Products pursuant to production, sales, purchase, exchange, or other marketing contract(s) pursuant to which the Final Products are ultimately sold to third parties in order to realize the value of the Royalty Minerals for the benefit of the Assignee.

(d)            The Parties acknowledge and agree that, except to the extent the Assignee has elected to take any Royalty Minerals-in-kind, the value of the Royalty Minerals shall be the Mineral Royalty Amount as calculated pursuant to Annex 1, attached hereto and as modified to reflect the royalty rates set forth in Section 1.3, and which amount shall be payable by the Assignor to the Assignee as set forth in Section 3.1.

(e)            The Assignor shall be responsible for and bear all ad valorem, property, production, severance taxes, sales, use, and excise chargeable against the Conveyed Royalties.

Section 2.3            Right to Take In-Kind.

(a)            Upon 36 months’ prior written notice to the Assignor (who shall promptly deliver such notice to the Landowners under the Existing Royalty Agreement), and only to the extent not already committed under offtake or similar agreements, the Assignee may elect to take any Royalty as Minerals-in-kind, as Minerals so extracted (and, for the avoidance of doubt, not Final Products) at the mine pit and at the Assignee’s sole cost and expense. For the avoidance of doubt, the Assignee’s right to take Royalty Minerals-in-kind may be exercised on a lease-by-lease or tract-by-tract basis with respect to each of the Burdened Leases or Mineral Tracts.

A-6

(b)            If the Assignee elects to exercise its right to take any Royalty Minerals-in-kind:

(i)            such Minerals shall be tendered to, or otherwise made available to, the Assignee, and the Assignee shall accept and take possession of such Minerals, at the applicable mine pit and at the Assignee’s sole cost and expense; (ii) the Assignee shall be solely responsible for, and shall bear and pay, all costs and taxes other than as expressly set forth in Section 2.2(e) above at and after receipt of the Royalty Minerals directly or indirectly resulting from any taking in kind of the Royalty Minerals; (iii) between the Landowners and the Assignee, the Assignee shall be deemed to be in exclusive control and possession of all such Minerals from and after receipt of the Royalty Minerals; and (iv) the Assignor shall use commercially reasonable efforts to cause the Landowners to, at the Assignee’s sole cost and expense, make available to the Assignee upon at least 30 days’ prior written notice to the Landowners and during the Landowners’ normal business hours, the Landowners’ records in the possession of the Landowners relating to the Royalty Minerals that the Assignee has elected to take Minerals-in-kind to the extent reasonably necessary for the Assignee to take Minerals-in-kind and market such Minerals; provided, however, that in no event shall the Landowners be required to create or compose any records that are not in the possession of the Landowners nor shall the Landowners be required to provide any such records in any format other than the then-existing format.

(c)            To the extent it has the right to do so, the Assignor hereby agrees to use commercially reasonable efforts to cause the Landowners to grant to the Assignee, to the extent the Landowners have the right to do so upon the Assignee’s first election to take a Mineral-in-kind, a non-exclusive license over and across the roads constructed on the Lands and Mineral Tracts, and such lands pooled, communitized or unitized therewith for the sole and exclusive purpose of receiving, accepting and taking the Royalty Minerals at the applicable mine pit and at the Assignee’s sole cost and expense. This license may be terminated by the applicable Landowner as necessary to control access to the mine(s) and to comply with applicable laws, prudent operations, or safety requirements. To the extent the Assignee exercises its right to take any Minerals-in-kind, the Assignee covenants and agrees to indemnify, defend, release and hold harmless the Assignor and its Affiliates, the Landowners and their respective Affiliates, each lessor, surface owner, co-tenant and other working interest owners, and each of such Person’s respective shareholders, members, officers, directors, employees, agents, lenders, advisors, representatives, accountants, attorneys and consultants from and against all obligations, liabilities, claims, causes of action, and losses caused by, arising out of, attributable to or resulting from (i) the custody, possession, control, receipt, transportation, measurement, treatment and marketing of such Minerals from and after receipt of the Royalty Minerals and (ii) the Assignee’s access, ingress and egress from and over the Lands and Mineral Tracts, EVEN IF ANY SUCH OBLIGATIONS, LIABILITIES, CLAIMS, CAUSES OF ACTION AND DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, ACTIVE, PASSIVE, COMPARATIVE OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON OR ANY OF THE ASSIGNOR’S OR ANY LANDOWNER’S INVITEES OR THIRD PARTIES, BUT EXCLUDING DAMAGES CAUSED BY, ARISING OUT OF, ATTRIBUTABLE TO OR RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON.

Section 2.4            Operation of the Burdened Leases, Lands and Mineral Interests.

(a)            The Assignee acknowledges that the Landowners may conduct and carry on, or may contract for, the exploration, development, maintenance and operation of the Royalty Properties in any manner they so desire, without regard to the Conveyed Royalties and without any liability to the Assignee. In addition, the Landowners may transfer and dispose of, and may take or omit to take any other action with respect to, all or any of the Royalty Properties from time to time in any such manner.

A-7

(b)            The Assignee acknowledges and agrees that the Landowners have the right (as granted under the Existing Royalty Agreement), without further approval by the Assignee, to pool the Conveyed Royalties, or portions thereof, with other lands or leases to form one or more pooled units. As to each pooled unit, the Conveyed Royalties shall be included as though in accordance with the terms of any applicable lease, pooling agreement or unit agreement, without reduction.

Section 2.5            Special Warranty of Title. The Assignor hereby represents and warrants good and defensible title to the Conveyed Royalties, and except as the Assignor has disclosed to the Assignee in the Purchased Royalty Agreement, the Conveyed Royalties are free and clear of all liens, encumbrances, security interests or other adverse claims, in each case arising by, through or under the Assignor, but not otherwise. Except as otherwise expressly set forth herein, this Conveyance is made without any warranty of title, express or implied, by the Assignor.

Section 2.6            Subrogation. The Assignee is specifically assigned, and subrogated to, those relevant portions of such warranties of title that the Assignor or its Affiliates may have received from their respective predecessors in interest (including the Landowners under the Existing Royalty Agreement) (but excluding all warranties of title purportedly made by the Assignor, its Affiliates, and any of their respective Representatives, other than those set forth in the Purchased Royalty Agreement and this Conveyance) to the extent applicable to the Conveyed Royalties, Burdened Leases, Lands and Mineral Tracts and to the extent the Assignor may legally assign such rights and grant such subrogation; provided, however, that (i) the Assignee shall notify the Assignor in writing if the Assignee intends to pursue a claim pursuant to this Section 2.6, (ii) the Assignor shall have 30 days from receipt of such notice from the Assignee to notify the Assignee whether the Assignor also intend to pursue a claim on the same or similar basis against a conveying Party or predecessor in interest and (iii) if the Assignor notifies the Assignee of its intent to pursue a claim on the same or similar basis against a predecessor in interest, the Assignee shall reasonably cooperate with the Assignor in pursuing any such claim.

ARTICLE III.
PAYMENTS AND REPORTING

Section 3.1            Time of Payment.

(a)            The Mineral Royalty Amount with respect to each calendar quarter shall be payable on or before the date that is 45 days following the end of such calendar quarter; provided that the Assignor shall use commercially reasonable efforts to cause payment to be made as soon as reasonably practicable following the end of such calendar quarter. All payments in respect of the Conveyed Royalties shall be made to the Assignee by electronic transfer to the Assignee’s account, details of which account shall be notified to both the Landowners and the Assignor by the Assignee in writing from time to time. The payment direction instructions between the Assignee and the Assignor in respect of the Purchased Royalty shall be as set forth in the Royalty Payment Direction Agreement entered into concurrently herewith among the Landowners, the Assignor and the Assignee (the “Payment Agreement”). The Assignee shall be responsible for delivering the Assignee’s account details and any updates thereto to the Landowners. Notwithstanding anything to the contrary herein, if, upon mutual written agreement of the Assignor and the Assignee, it is determined that the Assignor or any Landowner has overpaid the Assignee on any amounts due and owned to the Assignee hereunder, the Assignor or such Landowner shall be entitled to offset future payment amounts such Party owes to the Assignee hereunder or under the Payment Agreement.

A-8

(b)            On or before 20 days following the end of the applicable calendar quarter, the Assignor shall use commercially reasonable efforts to cause the Landowners to send to the Assignee (with a copy to the Assignor) a quarterly statement (a “Quarterly Statement”) in respect of the Conveyed Royalties setting forth, to the extent known (with the remainder to follow immediately once known):

(i)            the volumes of gross production from the Project (as defined in Annex 1) for the applicable quarter which shall include (i) the Final Product Shipments for such calendar quarter, (ii) the total Subject Minerals mined during such calendar quarter, and (iii) the total Ore Mined during such calendar quarter;

(ii)            all costs associated with the gross production reported in accordance with Section 1.3 and this Section 3.1; and

(iii)            a calculation of the proceeds payable in respect of the Conveyed Royalties associated with the gross production reported in accordance with Section 1.3 and this Section 3.1; provided that the initial Quarterly Statement shall include the information provided in this Section 3.1(b) for the period from the Effective Time through the end of the quarter to which such Quarterly Statement relates and provided further that each Quarterly Statement shall separately identify (i) the Base Royalty Annual Volumes and the royalty amounts payable thereon to each of the Assignor and the Assignee and (ii) any Overage Amount Produced and the royalty amounts payable thereon to each of the Assignor and the Assignee, together with reasonable supporting detail, all as more specifically set forth in the Purchased Royalty Agreement.

(c)            If any Landowner establishes a new mineral resource or mineral reserve on the Project, then after the Landowners make their first public disclosure with respect to the establishment thereof, the Assignor shall use commercially reasonable efforts to cause the Landowners to, upon written notice from the Assignee (with a copy to the Assignor), promptly provide to the Assignee any reports reasonably requested by the Assignee to the extent pertaining to such mineral resource or mineral reserve, but only to the extent such reports are already prepared for and provided to any lender or other third party. The Assignor shall use commercially reasonable efforts to cause the Landowners to deliver any such reports with the next Quarterly Statement to be delivered under Section 3.1(b) above.

A-9

Section 3.2            Annual Reports. The Assignor shall use commercially reasonable efforts to cause the Landowners to send to the Assignee (with a copy to the Assignor) within 45 days of each fiscal year end an annual report in respect of the Conveyed Royalties, setting forth in reasonable detail, to the extent known (with the remainder to follow immediately once known):

(a)            all material work, as determined by the Landowners in good faith, carried out by or on behalf of the Landowners in the previous year;

(b)            an outline of the Landowners’ proposed activities during the remainder of the then-current fiscal year;

(c)            a statement of mineral resources and mineral reserves;

(d)            projected operating and exploration expenditures and forecasts during such then-current year; and

(e)            an annual production forecast, budget and life of mine plan.

Section 3.3            Liquidated Damages. In the event the Landowners fail to timely remit or otherwise fail to make payments to the Assignee on account of the Conveyed Royalties, the Assignor shall use commercially reasonable efforts, in cooperation with the Assignee, to assist the Assignee in enforcing the remedies available under the Existing Royalty Agreement for the benefit of the portions of such royalty conveyed to the Assignee, and the Assignee shall be entitled to exercise, in the name of the Assignor, such remedies directly that are available to Assignor under the Existing Royalty Agreement or available to Assignor or Assignee under the Purchased Royalty Agreement.

ARTICLE IV.
TRANSFERS

Section 4.1            Generally. Except as provided in this Conveyance, no Party shall Transfer all or any part of the Conveyed Royalties, nor shall any Party delegate any of its rights or duties under the Purchased Royalty Agreement or this Conveyance, without the prior written consent of the other Party (and, in the case of a Transfer by the Assignee, the prior written consent of each Landowner) and any transfer or delegation made without appropriate consent shall be null and void; provided that, the Assignee may assign or transfer all or any part of the Conveyed Royalties, or delegate any of its rights or duties under the Purchased Royalty Agreement or this Conveyance, to a Permitted Transferee without the Assignor’s consent (but subject to prior notice to the Assignor and the Landowners pursuant to Section 4.3). The limitations set forth herein are intended to be and shall be considered covenants that run with the real property rights conveyed by the Conveyed Royalties and shall be binding upon the heirs, successors and assigns of the Conveyed Royalties. As used herein, “Permitted Transferee” shall mean any Person other than (a) a Person that owns or operates an iron-bearing mineral deposit, mine or processing facility in the State of Minnesota, or (b) a Person that has any Affiliates that own or operate, in each case, an iron-bearing mineral deposit, mine or processing facility in the State of Minnesota, provided, however, that in no event shall a Permitted Transferee nor shall any of its Affiliates (i) have been or be in a dispute with any Landowner or their respective Affiliates as of the date hereof to which a search of public records has shown such dispute or (ii) have been or be in a dispute with any Landowner or their respective Affiliates pursuant to which such potential Permitted Transferee or its Affiliates has filed such claim or such dispute against any Landowner or their respective Affiliates. Unless expressly agreed to in writing by the Parties, no permitted assignment of any Party’s rights or duties that is subject to the consent of the other Parties shall relieve or release the assigning Party from the performance of such Party’s rights or obligations hereunder and such assigning Party shall be fully liable to the other Parties for the performance of all such rights and duties. For the avoidance of doubt, nothing in this Section 4.1 shall be interpreted to require the consent of a Party in connection with the other Party’s change of control, merger, consolidation or stock sale. “Transfer” shall mean any direct or indirect sale, conveyance, assignment, lease, sublease or other transfer; provided, however, that in no event shall any mortgage, deed of trust, pledge, grant of lien or other security interest constitute a “Transfer”.

A-10

Section 4.2            Assignor Transfers. Notwithstanding anything herein to the contrary:

(a)            no Transfer by the Assignor of any interest in the Conveyed Royalties, or of its rights under this Conveyance will release or relieve the Assignor from its obligations hereunder with respect to any periods, or those obligations that accrued, prior to the effective time of such Transfer; and

(b)            for the avoidance of doubt, the Assignor shall be permitted to grant additional royalties and other burdens with respect to the Burdened Leases, Lands and Mineral Tracts after the date this Conveyance is filed in the relevant records of each applicable county in which the lands subject to the Burdened Leases are located, so long as any such royalties and other burdens do not diminish the rights of the Assignee with respect to the Conveyed Royalties and no Person receiving an assignment or grant of any such additional royalties and burdens shall assume or be liable for any obligations of the Assignor or the Landowners under this Conveyance.

Section 4.3            Assignee Transfers. Subject to the provisions of Section 4.1, the Assignee and its respective successors and assigns may Transfer, and nothing contained in this Conveyance will in any way limit or restrict the right of the Assignee or any such successor or assign to Transfer, any Conveyed Royalty, in whole or in part. Subject to the provisions of Section 4.1, no change of ownership or right to receive payment of any Conveyed Royalty, or of any part thereof, however accomplished, will be binding upon the Assignor, unless such change is otherwise permitted under this Conveyance, and until 15 days’ prior written notice thereof has been furnished by the transferor of such Conveyed Royalty to the Assignor, and then only with respect to payments thereafter made. Until such notice shall have been furnished to the Assignor as provided above, the payment or tender of all sums payable on the Conveyed Royalties may be made in the manner provided herein as if no such change in interest or ownership or right to receive payment had occurred.

A-11

ARTICLE V.
DISCLAIMERS OF WARRANTIES

Section 5.1            Notwithstanding anything to the contrary contained in this conveyance, except as and to the extent expressly set forth in the Purchased Royalty Agreement, the Purchased Royalty Agreement, or this conveyance and, in each case, any documents or instruments to be executed with respect thereto, the assignor makes no representations or warranties whatsoever, and disclaims all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to the assignee (including any opinion, information, or advice that may have been provided to the assignee or its affiliates or representatives by any respective affiliate or representative of the assignor or by any investment bank or investment banking firm, any engineer or engineering firm, assignor’s counsel, or any other agent, consultant, or representative of the assignor). Without limiting the generality of the foregoing, except as and to the extent expressly set forth in the Purchased Royalty Agreement or this conveyance and, in each case, any documents or instruments to be executed with respect thereto, the assignor expressly disclaims and negates (and the assignee acknowledges such disclaimer) any representation or warranty, including any express, implied, at common law, by statute, or otherwise, relating to (a) the title to any of the royalty properties, (b) the condition of the royalty properties (including any implied or express warranty of merchantability, fitness for a particular purpose, or conformity to models or samples of materials), it being distinctly understood that the conveyed royalties are being sold “as is,” “where is,” and “with all faults as to all matters,” (c) any infringement by the assignor of any patent or proprietary right of any third party, (d) any information, data, or other materials (written or oral) furnished to the assignee by or on behalf of the assignor (including the existence or extent of minerals or the mineral reserves), the recoverability of such reserves, any product pricing assumptions and the ability to sell minerals after the effective time, (e) the environmental condition and other conditions of the royalty properties and any potential liability arising from or related to the royalty properties, (f) the existence of any prospect, recompletion, infill, or step-out drilling opportunities, and (g) any estimates of the value of the royalty properties, and (h) any forecast, estimate or knowledge of or about future production from the royalty properties.

Section 5.2            The assignee acknowledges that the royalty properties have been used for exploration, development, and production of certain subsurface mineral interests and that equipment and sites included in the royalty properties may contain or may be impacted by asbestos, norm or other hazardous materials. Norm may affix or attach itself to materials and equipment as scale or in other forms. The wells, materials, and equipment located on the lands covered by the burdened leases or included in the royalty properties may contain norm and other wastes or hazardous materials. Norm containing material and/or other wastes or hazardous materials may have come in contact with various environmental media, including air, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, norm and other hazardous materials from the royalty properties.

A-12

ARTICLE VI.
MISCELLANEOUS

Section 6.1            Governing Law. All real property issues under this Conveyance shall be governed by the laws of the State of Minnesota without regard to conflicts of laws principles, and all other matters involving or otherwise relating, in any respect, to this Conveyance shall also be governed by the laws of the State of Minnesota without regard to conflicts of laws principles. All of the parties hereto consent to the exercise of jurisdiction in personam by the state or federal courts covering Itasca county, Minnesota for any action arising out of this conveyance. All actions or proceedings with respect to, arising directly or indirectly in connection with, out of, related to, or from this conveyance shall be exclusively litigated in such courts described above having sites in Minnesota and each party irrevocably submits to the jurisdiction of such courts solely in respect of any proceeding arising out of or related to this conveyance. Each party voluntarily, intentionally and irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this conveyance.

Section 6.2            Intent; Interest Conveyed; Covenant Running with the Land. It is the intent of the Parties hereto that, under and in accordance with the laws of the State of Minnesota and for all purposes, (a) the Conveyed Royalties conveyed hereunder are, and should be considered, interests in real property and (b) the covenants and obligations of the Assignor hereunder are, and shall be, and are intended to be covenants that run with the land as to the Conveyed Royalties, which are also interests in real property. The Assignor agrees that, if it were to become the debtor in a case filed under Chapter 11 of Title 11 of the United States Code at any time, it will endeavor not take any position in such a bankruptcy case that is contrary to or conflicts with the preceding sentence or take the position that the Conveyed Royalties (or any part thereof or rights therein) is a part of such Assignor’s bankruptcy estate. If it is determined for any reason that either clause (a) or clause (b) of the initial sentence of this Section 6.2 is not true and correct, the Parties agree to negotiate and enter into such reasonable modifications, supplements or replacements or restatements of this Conveyance as are reasonably required (but which do not change the economics or adversely affect the rights or increase the obligations of the Assignor or the Assignee under this Conveyance) to render this Conveyance a conveyance of interests in real property, and the covenants and obligations of the Assignor hereunder to be “covenants that run with the land” for all purposes as to the Royalty Properties, in each case, to the maximum extent possible under the laws of the State of Minnesota. The obligations of the Parties and their respective assignees and successors in interest hereunder shall survive the grant of this Conveyance and any assignment or transfer or conveyance of the interests of the Parties hereunder, whether in whole or in part.

Section 6.3            Audit. Except to the extent disclosure is restricted by third party agreement (provided that the Assignor will use commercially reasonable efforts, without the obligation to make any payments, to obtain the applicable consent with respect to the disclosure thereof), the Assignee shall have the right from time to time (but not more frequently than one time during a calendar year), and upon giving the Assignor 30 days’ written notice, to audit the records maintained by the Landowners and their applicable Affiliates with respect to the Royalty Minerals produced during the preceding two-year period, and all information with respect to the matters to be reported on by the Assignor as provided herein. Assignor shall use commercially reasonable efforts to facilitate such audit, including by requesting the Landowners make available such records in accordance with Section 6.3 of the Existing Royalty Agreement; provided that in no event shall an audit cover any specific revenue or expense item included in a prior audit conducted hereunder. The Assignee shall be solely responsible for the costs and expenses of conducting any audit hereunder. Such audits shall be conducted by a nationally recognized auditing firm and shall be conducted during normal business hours at the Landowners’ offices or at the offices where the Landowners maintain such records in such a manner so as to minimize disruption in the ongoing business and affairs of the Landowners and their Affiliates. If, as a result of any such audit, it is determined that any amount is due to the Assignee as a result of the failure of the Landowners to properly deliver the Royalty Minerals, or the Mineral Royalty Amount attributable thereto, the Assignee shall assert such shortfall(s) in writing to the Assignor, and the Assignor and the Assignee will use good faith efforts to resolve such proposed adjustments.

A-13

Section 6.4            Severability. If any provision of this Conveyance is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Conveyance shall remain in full force and effect, and this Conveyance shall be reformed, construed and enforced so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Conveyance are fulfilled to the extent possible.

Section 6.5            Counterparts. This Conveyance may be executed and delivered (including by e-mail transmission) in one or more counterparts, each of which shall be deemed to be an original copy of this Conveyance and all of which, when taken together, shall be deemed to constitute one and the same agreement.

Section 6.6            Amendment. This Conveyance may be amended, restated, supplemented or otherwise modified only by an instrument in writing executed by the Assignor and the Assignee and expressly identified as an amendment, restatement, supplement or modification.

[Signature and Acknowledgment Pages Follow]

A-14

IN WITNESS WHEREOF, this Conveyance is executed on the dates set out in the acknowledgements below, but effective for all purposes as of the Effective Time.

ASSIGNOR:

IRONCLAD ROYALTIES, LLC

By:
Name:
Title:

ACKNOWLEDGEMENT

THE STATEOF MINNESOTA	§
§
COUNTY OF ITASCA	§

This instrument was acknowledged before me this                       day of                     , by                    , as the               of Ironclad Royalties, LLC, a Delaware limited liability company, on behalf of such company.

Notary Public

My Commission Expires:

[Signature and Acknowledgment Page to Conveyance of Royalty Interests]

ASSIGNEE:

TMCR USA OPERATIONS INC.

By:
Name:
Title:

ACKNOWLEDGEMENT

THE STATEOF [____________]	§
§
COUNTY OF [____________]	§

This instrument was acknowledged before me this                      day of                       , by                    , as the               of TMCR USA Operations Inc., a [●], on behalf of such [corporation].

Notary Public

My Commission Expires:

[Signature and Acknowledgment Page to Conveyance of Royalty Interests]

Exhibit “A”

Mineral Tracts

[Attached]

S. No.	Parcel ID	Legal Description	Area (Acres)
1	95-005-2201

That portion of Government Lot 4 in Section 5, Township 56 North, Range 22 West, Itasca County, Minnesota, enclosed within the following described boundaries, to-wit: Commencing at the southwest corner of said Lot 4, being the point of beginning, and running due North on the west boundary line of said Lot 4 for a distance of 828.0 feet, assuming that said west boundary line runs due north and south; thence South 53 degrees 30 minutes East for a distance of 285.0 feet; thence South 11 degrees 20 minutes 30 seconds West for a distance of 120.0 feet; thence South 20 degrees 05 minutes 30 seconds West for a distance of 210.0 feet; thence South 13 degrees 58 minutes 34 seconds East for a distance of 74.69 feet; thence South 11 degrees 20 minutes 30 seconds West for a distance of 272.0 feet to a point on the south boundary of said Lot 4; and thence South 87 degrees 26 minutes West on the South boundary of said Lot 4 for a distance of 98 feet to the point of beginning.

Itasca County, Minnesota

ABSTRACT PROPERTY.

2.8
2	25-005-2302, 25-005-2303, 25-005-2304, 25-005-2301

All ores, coal, minerals and fossils of every nature, and marketable granite or sandstone which may be in, under or upon the Southwest Quarter of the Northwest Quarter (SW of NW), Section Five (5), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian.

AND the right to open, develop and work mines and quarries thereon and therein, and to take out and remove all such ores, minerals, fossils and stone; and, to that end the right to enter upon the lands and premises above described, or any part thereof, by its agents, servants or attorneys, for the purpose of prospecting and exploring the same for such ores and minerals, and also the right to erect buildings and other structures thereon, and to construct machinery, roads, ways, railroads and bridges, and sink shafts and remove soil, rock and other material, and to possess and occupy so much of the surface of said lands as may from time to time be necessary or convenient for the successful and complete enjoyment of the rights herein expressed, and to remove, cave and/or sink the surface of said premises to the extent it may deem necessary or convenient.

Itasca County, Minnesota
TORRENS PROPERTY: Part of Certificate of Title No. 26264.

40.0

S. No.	Parcel ID	Legal Description	Area (Acres)
3	95-005-2202

Lot 4, Section 5, Township 56, Range 22, except that part thereof described as follows (said exception being Auditor’s Revised Description No. 1 of said Lot 4): Commencing at the southwest corner of said Lot 4, being the point of beginning, and running due North on the west line of said Lot 4 a distance of 828.0 feet, assuming that said west line runs due North and South; thence South 53 degrees 30 minutes East a distance of 285.0 feet; thence South 11 degrees 20 minutes 30 seconds West a distance of 120.0 feet; thence South 20 degrees 05 minutes 30 seconds West a distance of 210.0 feet; thence South 13 degrees 58 minutes 34 seconds East a distance of 74.69 feet; thence South 11 degrees 20 minutes 30 seconds West a distance of 272.0 feet to the south line of said Lot 4; thence South 87 degrees 26 minutes West on the south line of said Lot 4 a distance of 98 feet to the point of beginning.

Itasca County, Minnesota

ABSTRACT PROPERTY.

			44
4	95-006-1100; 95-006-1101

Government Lot One (1) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, LESS THAT PART CONVEYED by Document No. 34153 described as follows: That part of Lot 1, Section 6, Township 56 North, Range 22, West of the Fourth Principal Meridian, Itasca County, Minnesota, described as follows: Commencing at the Northeast corner of said Lot 1; thence South 89 degrees 18 minutes 09 seconds West, bearing assigned, on the North line of said Lot 1, a distance of 17.46 Feet to the intersection with the Westerly right-of way line of State Highway No. 65 and the point of beginning of the land to be described; thence continue South 89 degrees 18 minutes 09 seconds West, on said North line, a distance of 881.04 Feet; thence South 29 degrees 01 minutes 46 seconds East a distance of 459.71 Feet; thence South 43 degrees 27 minutes 13 seconds East a distance of 412.34 Feet to the intersection with the Northwesterly right-of-way line of U.S. Highway No. 169; thence Northerly along Westerly state right-of-way line and the Westerly right-of-way line of State Highway No. 65 to the point of beginning.

Itasca County, Minnesota

TORRENS PROPERTY: Part of Certificate of Title No. 26278.

			35.8

5	25-006-1200; 95-006-1201	Government Lot Two (2) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	57.6
6	25-006-1301; 25-006-1400	The South Half of the Northeast Quarter (S 1/2 of NE) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	61.5

S. No.	Parcel ID	Legal Description	Area (Acres)
7	25-006-2101; 25-006-2102	Government Lot Three (3) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	59.6
8	25-006-2200	Government Lot Four (4) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	73.2
9	25-006-2300	Government Lot Five (5) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	48.5
10	25-006-2400	The Southeast Quarter of the Northwest Quarter (SE of NW) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	41.5
11	25-006-3200	Government Lot Six (6) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	47.6
12	25-006-4101; 25-006-4102; 25-006-4200	The Northeast Quarter of the Southeast Quarter (NE of SE) in Section Six (6), Township Fifty-six (56) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278. AND The Northwest Quarter of the Southeast Quarter (NW of SE) in Section Six (6), Township Fifty-six (56)North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	68.8
13	25-006-3103 25-006-3102 25-006-3100	The west 650 feet of the Northeast Quarter of the Southwest Quarter, Section 6, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	18.8
14	25-006-3300	Government Lot 7, Section 6, Township 56, Range 22, less railroad right of way, Itasca County, Minnesota. ABSTRACT PROPERTY.	46.3

S. No.	Parcel ID	Legal Description	Area (Acres)
15	25-006-3400	The Southeast Quarter of the Southwest Quarter, Section 6, Township 56, Range 22, less railroad right of way, Itasca County, Minnesota. ABSTRACT PROPERTY.	42.3
16	25-007-2200	Lot 1, Section 7, Township 56, Range 22, less railroad right of way, and except the South 400 feet of the West 400 feet of said Lot 1, Itasca County, Minnesota. ABSTRACT PROPERTY.	25.9
17	25-007-2100	The Northeast Quarter of the Northwest Quarter, Section 7, Township 56, Range 22, less railroad right of way, Itasca County, Minnesota. ABSTRACT PROPERTY.	43.8
18	25-008-4102 25-008-4101	The Northeast Quarter of the Southeast Quarter, Section 8, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	38.8
19	25-018-2301	The southeast diagonal 1/2 of the east 1/8 of Lot 2, Section 18, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	2.1
20	25-020-4201 25-020-4220 25-020-4230	The Northwest Quarter of the Southeast Quarter, Section 20, Township 56, Range 22, except the right of way of the Duluth, Missabe & Iron Range Railway Company. Itasca County, Minnesota ABSTRACT PROPERTY.	39.6
21	25-021-4300	The Southwest Quarter of the Southeast Quarter, Section 21, Township 56, Range 22, except the right of way of the Duluth, Missabe & Iron Range Railway Company, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.1
22	25-021-3401	That part of the Southeast Quarter of the Southwest Quarter, Section 21, Township 56, Range 22, lying north and east of the Duluth, Missabe & Iron Range Railway Company right of way, Itasca County, Minnesota. ABSTRACT PROPERTY.	29.2
23	25-021-3301	That part of the Southwest Quarter of the Southwest Quarter, Section 21, Township 56, Range 22, lying north and east of the Duluth, Missabe & Iron Range Railway Company right of way, Itasca County, Minnesota. ABSTRACT PROPERTY.	19.2

S. No.	Parcel ID	Legal Description	Area (Acres)
24	25-021-4200	The Northwest Quarter of the Southeast Quarter, Section 21, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.2
25	25-021-3100	The Northeast Quarter of the Southwest Quarter, Section 21, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.1
26	25-021-3200	The Northwest Quarter of the Southwest Quarter, Section 21, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	40
27	25-021-1300	The Southwest Quarter of the Northeast Quarter, Section 21, Township 56, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.7
28	30-126-3102	The Northeast Quarter of the Southwest Quarter (NE ¼ of SW ¼), of Section Twenty-six (26), Township Fifty-seven (57) North, Range Twenty-three (23) West of the Fourth Principal Meridian, EXCEPT the West 710 feet of that part thereof lying South of Town Road. Itasca County, Minnesota ABSTRACT PROPERTY.	35.6
29		[intentionally omitted]
30	95-029-2300	The Southwest Quarter of the Northwest Quarter (SW of NW), Section Twenty-nine (29), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, according to the United States Government survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26269.	38.3
31	95-029-3200	The Northwest Quarter of the Southwest Quarter (NW of SW), Section Twenty-nine (29), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, according to the United States Government survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26269.	38

S. No.	Parcel ID	Legal Description	Area (Acres)
32	95-029-3301	An undivided one-half (1/2) interest in the following described land; and all of the pine timber standing or being on said land, with the right to enter upon said land to cut and remove the said timber: The Southwest Quarter of the Southwest Quarter (SW of SW), Section Twenty-nine (29), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, according to the United States Government survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Certificate of Title No. 26270.	38
33	95-030-3402	The South Half of the Southeast Quarter of the Northwest Quarter (S 1/2 of SE of SW) in Section Thirty (30), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	19.5
34	95-030-4401	100-foot right of way, the center line of which runs from the northeast corner of the Southeast Quarter of the Southeast Quarter, Section 30, Township 57, Range 22, to a point 300 feet south of the northwest corner of said Southeast Quarter of the Southeast Quarter, Itasca County, Minnesota. ABSTRACT PROPERTY.	3
35		[intentionally omitted]
36	95-031-2100	The Northeast Quarter of the Northwest Quarter (NE of NW) in Section Thirty-one (31), Township Fifty- seven(57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	38.7
37	95-031-2200	Government Lot One (1) in Section Thirty-one (31), Township Fifty seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	38.8
38	95-031-2300	Government Lot Two (2) in Section Thirty-one (31), Township Fifty seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	39.1

S. No.	Parcel ID	Legal Description	Area (Acres)
39	95-031-2400	An undivided one-half (1/2) interest and estate therein, and is the owner of all of the pine timber standing or being on all of said lands, with the right to enter upon said land to cut and remove the said timber, on the following described land: The southeast Quarter of the Northwest Quarter (SE of NW) in Section Thirty-one (31), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	38.5
40	95-031-3100 95-031-3400	An undivided one-half (1/2) interest and estate therein, and is the owner of all of the pine timber standing or being on all of said lands, with the right to enter upon said land to cut and remove the said timber, on the following described land: The East Half of the Southwest Quarter (E 1/2 of SW) in Section Thirty-one (31), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	78.8
41	95-031-4200, 95-031-4300	An undivided one-half (1/2) interest and estate therein, and is the owner of all of the pine timber standing or being on all of said lands, with the right to enter upon said land to cut and remove the said timber, on the following described land: The West Half of the Southeast Quarter (W 1/2 of SE) in Section Thirty-one (31), Township Fifty-seven (57) North, Range Twenty-two (22), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	79.2
42	95-031-3200	Lot 3, Section 31, Township 57, Range 22, Itasca County, Minnesota. ABSTRACT PROPERTY.	39.9

S. No.	Parcel ID	Legal Description	Area (Acres)
43	95-031-4401

The Southeast Quarter of the Southeast Quarter, Section 31, Township 57, Range 22, except a parcel of land lying northerly of a surface dump in said Southeast Quarter of the Southeast Quarter, and described as follows: Commencing at the southeast corner of said Southeast Quarter of the Southeast Quarter, proceed North 1 degree 00 minutes 00 seconds East for a distance of 197.00 feet to Point "E" and the point of beginning; thence North 33 degrees 34 minutes 42 seconds West for a distance of 110.80 feet to Point "F"; thence North 52 degrees 54 minutes 47 seconds West bordering along the toe of a surface dump (except the westerly 220 feet), for a total distance of 580.40 feet to Point "G"; thence North 22 degrees 56 minutes 17 seconds East for a distance of 346.39 feet to Point "H"; thence South 70 degrees 55 minutes 16 seconds East for a distance of 423.41 feet to Point "D"; thence South 1 degree 00 minutes 00 seconds West along the east line of said Southeast Quarter of the Southeast Quarter a distance of 623.00 feet more or less to the point of beginning.

Itasca County, Minnesota

ABSTRACT PROPERTY.

			34.2
44		[intentionally omitted]
45	18-001-1100	Government Lot One (1) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	58.2
46	18-001-1200	Government Lot Two (2) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	55.2
47	18-001-1300	The Southwest Quarter of the Northeast Quarter (SW of NE) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	39.3
48	18-001-2100	An undivided one-half (1/2) interest and estate therein, and is the owner of all the pine timber standing or being on all of said lands, with the right to enter and cut and remove the said timber, on the following described land: Government Lot Three (3) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	53.1

S. No.	Parcel ID	Legal Description	Area (Acres)
49	18-001-2200	An undivided one-half (1/2) interest and estate therein, and is the owner of all the pine timber standing or being on all of said lands, with the right to enter and cut and remove the said timber, on the following described land: Government Lot Four (4) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	50
50	18-001-2300	An undivided one-half (1/2) interest and estate therein, and is the owner of all the pine timber standing or being on all of said lands, with the right to enter and cut and remove the said timber, on the following described land: The Southwest Quarter of the Northwest Quarter (SW of NW) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	40.9
51	18-001-3400	The Southeast Quarter of the Southwest Quarter (SE of SW) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	38.7
52	18-001-4200, 18-001-4301, 18-001-4302	The West Half of the Southeast Quarter (W 1/2 of SE) in Section One (1), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	76.2
53	95-002-3101, 95-002-3102, 95-002-3403, 95-002-3404, 95-002-4101, 95-002-4102, 95-002-4201, 95-002-4202. 95-002-4301, 95-002-4302, 95-002-4401, 95-002-4402	An undivided 1/2 interest, except an undivided 1/4 interest in the pine timber standing or being thereon, of and in the following described lands: Torrens No. 57, The East Half of the Southwest Quarter, and the entire Southeast Quarter, Section 2, Township 56 North, Range 23, West of the Fourth Principal Meridian, according to the United States Government Survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 25385.	240.2
54	95-002-1103	An undivided one-half (1/2) interest and estate therein, and is the owner of all the pine timber standing or being on all of said lands, with the right to enter and cut and remove the said timber, on the following described land: Government Lot One (1) in Section Two (2), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26266.	47.6

S. No.	Parcel ID	Legal Description	Area (Acres)
55	95-002-1300; 95-002-1400	An undivided one-half (1/2) interest and estate therein, and is the owner of all the pine timber standing or being on all of said lands, with the right to enter and cut and remove the said timber, on the following described land: The South Half of the Northeast Quarter (S 1/2 of NE) in Section Two (2), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	74.7
56	95-002-2400	An undivided one-half (1/2) interest and estate therein, and is the owner of all the pine timber standing or being on all of said lands, with the right to enter and cut and remove the said timber, on the following described land: The Southeast Quarter of the Northwest Quarter (SE of NW) in Section Two (2), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26266.	36.2
57	18-010-3101, 18-010-3102, 18-010-3401, 18-010-3402, 95-010-1301, 95-010-1302, 95-010-1401, 95-010-1402, 18-011-2301, 18-011-2302	An undivided 1/2 interest, except an undivided 1/4 interest in the pine timber standing or being thereon, of and in the following described lands: Torrens No. 58, The South-half of the Northeast Quarter and the East-half of the Southwest Quarter of Section 10, AND the Southwest Quarter of the Northwest Quarter of Section 11, all in Township 56 North, Range 23, West of the Fourth Principal Meridian, according to the United States Government Survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 25385.	201.9
58	95-010-1200	The Northwest Quarter of the Northeast Quarter, Section 10, Township 56, Range 23, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.1
59	18-011-1100; 18-011-1400	The Northeast Quarter of the Northeast Quarter (NE of NE) in Section Eleven (11), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278. AND The Southeast Quarter of the Northeast Quarter (SE of NE) in Section Eleven (11), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	79.7

S. No.	Parcel ID	Legal Description	Area (Acres)
60	18-011-4301	An undivided one-half interest in the Southwest Quarter of the Southeast Quarter (SW of SE) in Section 11, Township 56 North, Range 23 West, Itasca County, Minnesota. ABSTRACT PROPERTY.	42.6
61	18-012-1301, 18-012-1302	The Southwest Quarter of the Northeast Quarter (SW of NE) in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	42.4
62	18-012-2103; 18-012-2104; 18-012-2200

The North Half of the Northwest Quarter (N1/2 of NW) EXCEPTING all those parts thereof described as follows: Commencing at the Northeast corner of the Northwest Quarter of the Northwest Quarter (NW of NW), Section Twelve (12), thence along the East boundary line of said Northwest Quarter of the Northwest Quarter (NW of NW) of the said Section Twelve (12) on an assumed bearing of South 0 degree 49 minutes 50 seconds West, a distance of 247.40 feet to the point of beginning, thence due East 397.19 feet, thence due South 200 feet, thence due West 400.09 feet more or less to a point on the West boundary line of the Northeast Quarter of the Northwest Quarter (NE of NW), said Section Twelve (12), thence due West 502 feet, thence 214.09 feet on a bearing of North 20 degrees 54 minutes East, thence due East 428.53 feet more or less to the point of beginning, said Exception containing four (4) acres, more or less, all in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota.

TORRENS PROPERTY: Part of Certificate of Title No. 26278.

			83.4
63	18-012-2300; 18-012-2400	The South Half of the Northeast Quarter (S 1/2 of NW) in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	83.8
64	18-012-3101; 18-012-3102	Government Lot Two (2) in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	40
65	18-012-3200	Government Lot One (1) in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	14.1

S. No.	Parcel ID	Legal Description	Area (Acres)
66	18-012-3401 18-012-3402	Government Lot Three (3) in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	26.4
67	18-012-4201; 18-012-4202; 18-012-4300;	The West Half of the Southeast Quarter (W 1/2 of SE) in Section Twelve (12), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	68.8
68	18-012-1100	The Northeast Quarter of the Northeast Quarter, Section 12, Township 56, Range 23, except the right of way for Trunk Highway 169, Itasca County, Minnesota. ABSTRACT PROPERTY.	41.1
69	18-012-4401 18-012-4402	The Southeast Quarter of the Southeast Quarter, Section 12, Township 56 North, Range 23, West of the Fourth Principal Meridian, according to the United States Government Survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Certificate of Title No. 25213.	40.3
70	18-013-2400	Government Lot Two (2) in Section Thirteen (13), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	36.3
71	18-013-2200	Government Lot Three (3) in Section Thirteen (13), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	34.1
72	18-013-2300	The Southwest Quarter of the Northwest Quarter (SW of NW) in Section Thirteen (13), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, Itasca County, Minnesota. TORRENS PROPERTY: Part of Certificate of Title No. 26278.	40.1

S. No.	Parcel ID	Legal Description	Area (Acres)
73	18-014-2201

The South 430.49 feet of Government Lot 1, Section 14, Township 56 North, Range 23 West of the Fourth Principal Meridian, Itasca County, Minnesota, LESS AND EXCEPT the following described parcel: Beginning at the southeast corner of said Government Lot 1; thence North 00° 46’ 56” West, bearing assigned along the east line of said Government Lot 1, a distance of 100.74 feet; thence North 67° 20’ 27” West, 470.54 feet; thence South 86° 32’ 00” West, 521 feet, more or less, to the shore of Snowball Lake; thence Southeasterly along the shoreline of Snowball Lake 200 feet to intersect the south line of Government Lot 1; thence South 85° 56’ 39” East along the south line of said Government Lot 1, a distance of 888 feet more or less to the point of beginning. Together with a 33 feet wide easement over and across the described property as said roadway is presently laid out for the purpose of ingress and egress.

Itasca County, Minnesota

ABSTRACT PROPERTY.

6
74	18-014-2202

A parcel of Land lying within the South 430.49 feet of Government Lot 1, Section 14, Township 56 North, Range 23 West of the Fourth Principal Meridian, Itasca County, Minnesota, described as follows: Beginning at the southeast corner of said Government Lot 1; thence North 00° 46’ 56” West, bearing assigned along the east line of said Government Lot 1, a distance of 100.74 feet; thence North 67° 20’ 27” West, 470.54 feet; thence South 86° 32’ 00” West, 521 feet, more or less, to the shore of Snowball Lake; thence Southeasterly along the shoreline of Snowball Lake 200 feet to intersect the south line of Government Lot 1; thence South 85° 56’ 39” East along the south line of said Government Lot 1, a distance of 888 feet more or less to the point of beginning. Together with a 33 feet wide easement over and across the described property as said roadway is presently laid out for the purpose of ingress and egress.

Itasca County, Minnesota

ABSTRACT PROPERTY.

3.9

S. No.	Parcel ID	Legal Description	Area (Acres)
75	18-015-2400

Lot Three (3), Section Fifteen (15), Township Fifty-six (56) North, Range Twenty-three (23), West of the Fourth Principal Meridian, including the following as part of said Lot 3; Beginning at a point where the South line of Lot Three (3) in said Section Fifteen (15) intersects the United States Government plat meander line of Snowball Lake which point is 1222.26 Feet North 85 degrees 52 minutes 14 seconds East of the Southwest corner of said Lot Three (3); thence along the said meander line North 20 degrees 46 minutes 46 seconds West, a distance of 860 Feet; thence continuing along the said meander line North 35 degrees 48 minutes 14 seconds East a distance of 553 Feet to the point where the said meander line intersects the North line of Lot Three (3) which point is 1251.80 Feet North 87 degrees 10 minutes 40 seconds East of the Northwest comer of said Lot Three (3); thence South 59 degrees 01 minutes 00 seconds East to the shore line of Snowball Lake; thence Southeasterly along the shoreline of Snowball Lake to the point where the said shoreline intersects a line running from the point of beginning of this description at a bearing of North 78 degrees 38 minutes 14 seconds East; thence along the last named line South 78 degrees 38 minutes 14 seconds West to the point of beginning.

Itasca County, Minnesota

TORRENS PROPERTY: Certificate of Title No. 26267.

			55.4
76	94-017-1100, 94-017-1200, 94-017-1300, 94-017-1400	The Northeast Quarter, Section Seventeen (17), Township Fifty-seven (57) North, Range Twenty-three (23), West of the Fourth Principal Meridian, according to the United States Government survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26268.	160
77	94-017-2100	The Northeast Quarter of the Northwest Quarter (NE of NW) in Section 17, Township 56 North, Range 23 West, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.7
78	94-017-2400	The Southeast Quarter of the Northwest Quarter (SE of NW), Section Seventeen (17), Township Fifty-seven (57) North, Range Twenty-three (23), West of the Fourth Principal Meridian, according to the United States Government survey thereof. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26268.	40.7

S. No.	Parcel ID	Legal Description	Area (Acres)
79	94-017-2202

An undivided one-half interest in the Northwest Quarter of the Northwest Quarter (NW of NW) in Section 17, Township 56 North, Range 23 West, Itasca County, Minnesota, LESS that part more particularly described as follows: Beginning at the southeast corner of said NW 1/4 of the NW 1/4 of said Section 17; thence North 00 degrees 19 minutes 43 second East, bearing assigned, along the east line of said NW 1/4 of the NW 1/4 for a distance of 183.17 feet; thence South 79 degrees 01 minute 04 seconds West 952.77 feet to the south line of said NW 1/4 of the NW 1/4; thence South 89 degrees 53 minutes 54 seconds East 934.28 feet along the south line of said NW 1/4 of the NW 1/4 to the point of beginning and there terminating.

Itasca County, Minnesota

ABSTRACT PROPERTY.

			38.7
80	94-017-2302

An undivided one-half interest in the Southwest Quarter of the Northwest Quarter (SW of NW) in Section 17, Township 56 North, Range 23 West, Itasca County, Minnesota, LESS a 310.00 foot wide portion more particularly described as follows: The tract to be acquired lies between a side line which is 190.00 feet to the left of and parallel with and adjacent to the following described center line and a side line which is 120.00 feet to the right of and parallel with and adjacent to the following described center line: Commencing at the northwest corner of said SW 1/4 of the NWl/4 of said Section 17; thence South 00 degrees 18 minutes 23 seconds West, bearing assigned, along the west line of said SW 1/4 of the NW 1/4 for a distance of 273.15 feet to the point of beginning of the center line being described; thence North 79 degrees 01 minute 04 seconds East a distance of 1365.69 feet to the north and east lines of said SW /4 of the NW 1/4 of said Section 17 and there terminating. The side lines of the tract to be acquired are prolonged or shortened to terminate on the west and north and east lines of said SW 1/4 of the NW 1/4.

Itasca County, Minnesota

ABSTRACT PROPERTY.

			32.9
81	94-017-3100; 94-017-3101	An undivided 90.7534% interest in the Northeast Quarter of the Southwest Quarter (NE of SW) in Section 17, Township 56 North, Range 23 West, Itasca County, Minnesota. Itasca County, Minnesota ABSTRACT PROPERTY.	40.4
82	94-017-3200; 94-017-3201	An undivided 90.7534% interest in the Northwest Quarter of the Southwest Quarter (NW of SW) in Section 17, Township 56 North, Range 23 West, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.2

S. No.	Parcel ID	Legal Description	Area (Acres)
83	94-018-1102	An undivided one-half interest in the Northeast Quarter of the Northeast Quarter (NE of NE) in Section 18, Township 56 North, Range 23 West, Itasca County, Minnesota. ABSTRACT PROPERTY.	40
84	94-018-1303

An undivided one-half interest in the Southwest Quarter of the Northeast Quarter (SW of NE) in Section 18, Township 56 North, Range 23 West, Itasca County, Minnesota; LESS that part described as follows: Beginning at the Northwest corner of said tract thence East along the North line a distance of 696.40 feet; thence at an angle of South 47 degrees 15 minutes 24 seconds West a distance of 958.43 feet to a point on the west boundary line of said tract; thence North along the west boundary line to the point of beginning. LESS that part of the SW 1/4 of the NE 1/4 described as follows: Beginning at the southwest corner of said SW 1/4 of the NE 1/4 of said Section 18; thence North 00 degrees 16 minutes 58 second West, bearing assigned, along the West line of said SW 1/4 of the NE 1/4 for a distance of 438.64 feet; thence North 64 degrees 15 minutes 21 seconds East 534.46 feet; thence Easterly a distance of 886.63 feet along a tangential curve concave to the South having a radius of 5919.65 feet and a central angle of 08 degrees 34 minutes 54 seconds to the east line of the SW 1/4 of the NE 1/4; thence South 00 degrees 00 minutes 49 seconds West along said east line 973.76 feet to the Southeast corner of said SW 1/4 of the NE 1/4; thence South 89 degrees 04 minutes 38 seconds West along the South line of the SW 1/4 of the NE 1/4 a distance of 1303.60 feet to the point of beginning and there terminating.

Itasca County, Minnesota

ABSTRACT PROPERTY.

			27.1

S. No.	Parcel ID	Legal Description	Area (Acres)
85	94-018-1402

An undivided one-half interest in the Southeast Quarter of the Northeast Quarter (SE of NE) in Section 18, Township 56 North, Range 23 West, Itasca County, Minnesota; LESS a 295.00 foot wide portion more particularly described as follows: The tract to be acquired lies between a side line which is 190.00 feet to the left of and parallel with and adjacent to the following described center line and a side line which is 105.00 feet to the right of and parallel with and adjacent to the following described center line: Commencing at the southwest corner of said SE 1/4 of the NE 1/4 of said Section 18; thence North 00 degrees 00 minutes 49 seconds East, bearing assigned, along the west line of said SE 1/4 of the NE 1/4 for a distance of 774.58 feet to the point of beginning of the center line being described; thence Easterly a distance of 676.87 feet along a non-tangential curve concave to the south having a radius of 5729.65 feet and a central angle of 06 degrees 46 minutes 07 seconds and a chord bearing and distance of North 75 degrees 38 minutes 00 seconds East 676.48 feet; thence North 79 degrees 01 minute 04 seconds East 665.72 feet to the east line of said SE 1/4 of the NE 1/4 of said Section 18 and there terminating. The side lines of the tract to be acquired are prolonged or shortened to terminate on the west and east lines of said SE1/4 of the NE 1/4.

Itasca County, Minnesota

ABSTRACT PROPERTY.

30.7
86	94-018-2403

An undivided one-half interest in that part of the Southeast Quarter of the Northwest Quarter (SE of NW) in Section 18, Township 56 North, Range 23 West, Itasca County, Minnesota, described as follows: Beginning at the SE comer of said tract, thence West along the South line 500 feet; thence North 39 degrees 14 minutes East 225 feet; thence North 47 degrees 15 minutes 12 seconds East 688.12 feet to the east boundary line of SE 1/4 of NW 1/4; thence South along the east boundary line to the point of beginning. LESS that part more particularly described as follows: Beginning at the southeast corner of said SE 1/4 of the NW 1/4 of said Section 18; thence South 89 degrees 04 minutes 38 seconds West, bearing assigned, along the south line of said SE 1/4 of the NW 1/4 for a distance of 499.35 feet; thence North 00 degrees 17 minutes 53 seconds West 225.19 feet; thence North 46 degrees 19 minutes 12 seconds East 74.92 feet; thence North 64 degrees 15 minutes 21 seconds East 492.81 feet to the east line of said SE 1/4 of the NW 1/4; thence South 00 degrees 16 minutes 58 seconds East 482.95 feet along the east line of said SE 1/4 of the NW1/4 to the point of beginning, and there terminating.

Itasca County, Minnesota

ABSTRACT PROPERTY.

1.1

S. No.	Parcel ID	Legal Description	Area (Acres)
87	94-018-4100; 94-018-4101	An undivided 90.7534% interest in the Northeast Quarter of the Southeast Quarter (NE of SE) in Section 18, Township 56 North, Range 23 West, Itasca County, Minnesota. ABSTRACT PROPERTY.	39.2
88	30-126-3202

The Northwest Quarter of the Southwest Quarter (NW ¼ of SW ¼), Section Twenty-six (26), Township Fifty-seven (57) North, Range Twenty-three (23), West of the Fourth Principal Meridian, lying North of public road, EXCEPT that portion thereof described by and enclosed within the metes and bounds following, to-wit: Beginning at the intersection of the east line of said Northwest Quarter of the Southwest Quarter with the north line of the East-West public road (which point of beginning is 387 feet north of the southeast corner of said Northwest Quarter of the Southwest Quarter); thence North along said east line a distance of 200 feet; thence West at right angles to said east line a distance of 300 feet; thence South on a line parallel to and distant 300 feet from said east line a distance of 200 feet, more or less, to the north line of the public road; thence East along the north line of the public road a distance of 300 feet, more or less, to the point of beginning (corners marked by iron stakes).

Itasca County, Minnesota
ABSTRACT PROPERTY.

			28.4
89	30-126-3204

That part of the Northwest Quarter of the Southwest Quarter, Section 26, Township 57, Range 23, described as follows: Beginning at the intersection of the east line of said Northwest Quarter of the Southwest Quarter with the north line of the East-West public road (which point of beginning is 387 feet north of the southeast corner of said Northwest Quarter of the Southwest Quarter); thence North along said east line a distance of 200 feet; thence West at right angles to said east line a distance of 300 feet; thence South on a line parallel to and distant 300 feet from said east line a distance of 200 feet, more or less, to the north line of the public road; thence East along the north line of the public road a distance of 300 feet, more or less, to the point of beginning.

Itasca County, Minnesota

ABSTRACT PROPERTY.

			1.3
90	95-135-4100	The Northeast Quarter of the Southeast Quarter, Section 35, Township 57, Range 23, Itasca County, Minnesota. ABSTRACT PROPERTY.	40.3
91		[intentionally omitted]

S. No.	Parcel ID	Legal Description	Area (Acres)
92	95-136-3100; 95-136-3200	Subject to mineral reservations of and in the following described land: The North Half of the Southwest Quarter (N 1/2 of SW) in Section Thirty-six (36), Township Fifty-seven (57), Range Twenty-three (23), West of the Fourth Principal Meridian, according to the United States Government survey thereof, Itasca County, Minnesota. TORRENS PROPERTY: Certificate of Title No. 26271.	79.3
93	95-136-3300, 95-136-3400

An undivided one-half (1/2) interest and estate therein, and is the owner of all of the pine timber standing or being on all of said lands, with the right to enter upon said land to cut and remove the said timber, on the following described land: The South Half of the Southwest Quarter (S 1/2 of SW) in Section Thirty-six (36), Township Fifty-seven (57) North, Range Twenty-three (23), West of the Fourth Principal Meridian, containing Five Hundred Sixteen and Sixty-eight hundredths (516.68) acres, more or less, according to the United States Government survey thereof, Itasca County, Minnesota.

TORRENS PROPERTY: Part of Certificate of Title No. 26266.

			79.5
94	25-805-4400060	All the minerals and mineral rights in and to the Southwest Quarter of Northwest Quarter, Section 5, Township 56 North, Range 22 West of the Fourth Principal Meridian. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26264	40
95	18-809-1200300	An undivided one-half interest in and to all the minerals and mineral rights in and to the Northeast Quarter of Southeast Quarter, Section 9, Township 56, Range 23. Itasca County, Minnesota ABSTRACT PROPERTY.	20
96	18-809-1200305	An undivided one-half interest in and to all the minerals and mineral rights in and to the Northwest Quarter of Southeast Quarter, Section 9, Township 56 North, Range 23 West of the Fourth Principal Meridian. Itasca County, Minnesota ABSTRACT PROPERTY.	20
97	18-812-1200335	All the minerals and mineral rights in and to the Northwest Quarter of Northeast Quarter, Section 12, Township 56 North, Range 23 West of the Fourth Principal Meridian. Itasca County, Minnesota TORRENS PROPERTY: Part of Certificate of Title No. 26278.	40

S. No.	Parcel ID	Legal Description	Area (Acres)
98	18-814-1300005	An undivided one-half interest in and to all the minerals and mineral rights in and to a 33-footcartway in Northwest Quarter of Northeast Quarter, Section 14, Township 56 North, Range 23 West of the Fourth Principal Meridian. Itasca County, Minnesota ABSTRACT PROPERTY.	0.47
99	18-818-3100020	An undivided one-half interest in and to all the minerals and mineral rights in and to the Southwest Quarter of Northeast Quarter, Section 18, Township 56 North, Range 23 West of the Fourth Principal Meridian. Itasca County, Minnesota ABSTRACT PROPERTY.	8
100	18-818-3100025	An undivided one-half interest in and to all the minerals and mineral rights in and to the Southeast Quarter of Northwest Quarter, Section 18, Township 56 North, Range 23 West of the Fourth Principal Meridian. Itasca County, Minnesota ABSTRACT PROPERTY.	17.37

Exhibit “B”

Burdened Leases

[Attached]

Owner/Landlord Name	Full Title of Lease	Lease Amendments
Langdon Warren Limited Partnership LLP, et al.	Indenture of Lease dated July 18, 2007	First Amendment to Indenture of Lease dated October 19, 2016 Second Amendment to Indenture of Lease dated March 29, 2024
J.A.G.E. Enterprise LLC	Memorandum of Lease dated March 6, 2024	n/a

Annex 1

Sample Calculation

1.	Definitions

As used in this Conveyance:

i.	“Attributable Final Product Shipments” means, for each calendar quarter, the quantity (measured in metric tons) of Final Products produced from the Subject Minerals. The Attributable Final Product Shipments shall be calculated as the product of (i) the Final Product Shipments for such calendar quarter multiplied by (ii) the quotient of (x) the Subject Minerals mined during such calendar quarter (measured in metric tons) divided by (y) the Ore Mined during such calendar quarter.

ii.	“Base Pellet Royalty Amount” means, for each calendar quarter: (i) prior to the Step Down Date, the greater of (A) the simple average of the Reference Iron Pellet Price over such calendar quarter multiplied by 1% or (B) $1.50 per metric ton; and (ii) from and after the Step Down Date, the greater of (A) the simple average of the Reference Iron Pellet Price over such calendar quarter multiplied by 0.25% or (B) $0.375 per metric ton.

iii.	“Final Product Shipments” means, for each calendar quarter, the total shipments from the Project of the Final Products, regardless of the source of the Minerals used to make such Final Products.

iv.	“Mineral Royalty Amount” has the meaning set forth in Paragraph 2 of this Annex 1.

v.	“Ore Mined” means, for each calendar quarter, the sum of (i) the total Minerals, measured in metric tons, that are mined at the Landowners’ Nashwauk mine (the “Project”) during such calendar quarter whether mined on the Burdened Leases, Lands and Mineral Tracts or otherwise and (ii) any other Minerals which are delivered to the Project for processing at the Project during such calendar quarter, measured in metric tons.

vi.	“Overage Pellet Royalty Amount” means, for each calendar quarter: (i) prior to the Step Down Date, the greater of (A) the simple average of the Reference Iron Pellet Price over such calendar quarter multiplied by 0.25% or (B) $0.375 per metric ton; and (ii) from and after the Step Down Date, the greater of (A) the simple average of the Reference Iron Pellet Price over such calendar quarter multiplied by 0.0625% or (B) $0.09375 per metric ton.

vii.	“Reference Iron Pellet Price” shall mean the “Direct Reduction Pellet 67.5% Fe Free On Board Brazil (US dollars per dry metric ton) (IODBR00)” price index as published by S&P Platts, a 3rd party Price Reporting Agency, and/or its successors (“Platts”); provided that if Platts discontinues or suspends the price index named above for any reason, then the Reference Iron Ore Price shall be calculated using the following formula:

(a)            the Platts “65% Fe concentrate delivered Cost and Freight to Qingdao, China (US dollars per dry metric ton) (IOPRM00)” price index (the “65% Fe Iron Ore Price”) which number shall be multiplied by 68% (reflecting the expected pellet grade from the Assignor’s Project) divided by 65%; plus

(b)            the Platts “Direct Reduction 67.5% Fe Pellet Premium (US dollars per dry metric ton) (IODRP00)” price index (the “DR Grade Pellet Premium”); minus

(c)            the Platts “Tubarao, Brazil to Qingdao, China capesize (170,000 tons) shipping price index (US dollars per wet metric ton)” price index (the “C3 Index”);

provided further, except as specifically set forth above, to the extent that this Conveyance incorporates prices, rates or other information from a specific source or publication and that source or publication fails (whether due to market disruption events or otherwise) or ceases to publish such information, or ceases publication altogether without a successor publication, or changes the heading or format under which such information is published, or changes the source of information which it publishes under such heading or format, then such source shall be the same source as shall have been designated by the Landowners and the Assignor under the Existing Royalty Agreement as a mutually acceptable comparable and reasonable alternative source for the price per metric ton of Direct Reduction grade iron ore pellets (i.e., pellets with an iron grade of >67% Fe) exported from Brazil.

By way of example, if (i) the “Direct Reduction Pellet 67.5% Fe Free On Board Brazil (US dollars per dry metric ton) (IODBR00)” is no longer published by Platts, (ii) the 65% Fe Iron Ore Price is $100 per metric ton, (iii) the DR Grade Pellet Premium is $50 per metric ton, and (iv) the C3 Index is $20 per metric ton, then the Reference Iron Pellet Price would be $134.62 per metric ton (i.e., $100/t * (68% / 65%) + $50/t – $20/t).

Notwithstanding anything to the contrary herein, any pricing herein pursuant to a reference to a source or publication may vary from time to time.

2.	Calculation of Royalty Amounts.

i.	For each calendar quarter, the value payable in respect of the Royalty Minerals (the “Mineral Royalty Amount”) shall be calculated as the sum of: (A) the product of the Base Pellet Royalty Amount for such calendar quarter, multiplied by the Attributable Final Product Shipments for such calendar quarter that are attributable to the annual production up to 8.5 million metric ton per annum (the “Base Attributable Shipments”); plus (B) the product of the Overage Pellet Royalty Amount for such calendar quarter, multiplied by the Attributable Final Product Shipments for such calendar quarter that are attributable to the annual production in excess of 8.5 million metric ton per annum (the “Overage Attributable Shipments”).

ii.	By way of example, if (A) prior to the Step Down Date, (B) the Base Pellet Royalty Amount for a calendar quarter is $1.50 per metric ton, (C) the Overage Pellet Royalty Amount for such calendar quarter is $0.375 per metric ton, (D) the Base Attributable Shipments for such calendar quarter equal 2,125,000 metric tons, and (E) the Overage Attributable Shipments for such calendar quarter equal 500,000 metric tons, then the value payable pursuant to Article III of this Conveyance would be $3,375,000, calculated as ($1.50/metric ton × 2,125,000 metric tons) + ($0.375/metric ton × 500,000 metric tons).

Annex 2

Allocation of Royalty Payments Between the Assignor and the Assignee

Period	Annual Quantities	Royalty to Assignee or successors	Royalty retained by Assignor
Pre-Step-Down Date	All volumes in a year up to volumes reaching ≤ 8.5 MTPA	1.0% of 8/8ths subject to minimum $1.50 / mt	3.0% of 8/8ths subject to minimum $4.50 / mt
Pre-Step-Down Date	Only on Overage Amount Produced above 8.5 MTPA for such years where >8.5 MTPA production is achieved	0.25% of 8/8ths subject to minimum $0.375 / mt	3.75% of 8/8ths subject to minimum $5.625 / mt
Post-Step-Down Date	All volumes in a year up to volumes reaching ≤ 8.5 MTPA	0.25% of 8/8ths subject to minimum $0.375 / mt	3.75% of 8/8ths subject to minimum $5.625 / mt
Post-Step-Down Date	Only on Overage Amount Produced above 8.5 MTPA for such years where >8.5 MTPA production is achieved	0.0625% of 8/8ths subject to minimum $0.09375 / mt	3.9375% of 8/8ths subject to minimum $5.90625 / mt

Schedule B

[INTENTIONALLY OMITTED]

B-1

Schedule C

[INTENTIONALLY OMITTED]

C-1

SCHEDULE D

[INTENTIONALLY OMITTED]

D-1

SCHEDULE E

[INTENTIONALLY OMITTED]

E-1